Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

[redacted]

08005960

Lance Myers
212 513 3217
lance.myers@hklaw.com

November 14, 2008

SEC
Mail Processing
Section

NOV 17 2008

Washington, DC
101

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of UTair Aviation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

SEC File No.: 82-4789

PROCESSED
NOV 25 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of UTair Aviation, a Russian open joint stock company (the "Company"), we hereby furnish this letter and press releases for the period January 14, 2008 through October 8, 2008, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

The Bank of New York acts as Depositary bank for the Company under the Form F-6 Registration Statement, file number 333-8792, which was declared effective by the SEC on May 26, 1998.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with Moscow Interbank Currency Exchange or the RTS Stock Exchange or mailed to its shareholders.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

11/21

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

5662945_v1

	Date	Description
1.		**Conclusion of the UTair Aviation, JSC Auditing Commission in Respect of Results of the Annual Company Financial and Economic Activities Inspection in 2007.** UTair's Auditing Commission conducts sampling verification of Company data.
2.		**Information available at the Moscow Inter-bank Currency Exchange (MICEX).** [table]
3.		**The Company Management.** Details of the roles of the management of the Company as well as listing persons who currently hold those positions.
4.	01/14/08	**UTair Releases 2007 Operating Performance Figures**. In 2007, UTair (UTair Aviation, JSC) increased the number of passengers carried by 21 percent from the same period in 2006.
5.	01/22/08	**Passenger Convicted of Theft**. A passenger who attempted to steal a life jacket from on board a Tupolev Tu-154 on September 29, 2007, was found guilty of theft and charged a fine.
6.	01/23/08	**Suppliers More Than Triple Jet Fuel Prices for Airlines.** A threefold increase in costs by refueling companies could lead to a reduction in passenger traffic.
7.	01/25/08	**UTair Stops Taking Bids for Civil Aircraft Supply Tender**. UTair has stopped taking bids in a tender for the supplier of commercial civil jet aircraft to replace Tupolev Tu-134 planes currently in use.
8.	01/30/08	**Material Event Notification.** Information on the added and/or paid income upon the issuer's securities.
9.	02/05/08	**UTair's Tyumenspetsavia Changes Name to UTair-Cargo.** UTair has renamed its domestic and international air freight subsidiary as part of a group-wide rebranding program.
10.	02/15/08	**UTair Boosts Passenger Traffic 22.7 Percent in January.** UTair transports 22.7 percent more passengers than the same period in 2007.
11.	02/22/08	**UTair Buys 40 New MIL-171 Helicopters.** UTair Leasing, a subsidiary of UTair Aviation (UTair Aviation, JSC), signs a contract with Ulan-Ude Aviation Plant for forty new Mi-171 helicopters.

	Date	Description
12.	02/22/08	**UTair's Boeing 737-500 Makes First Regular Passenger Flight.** UTair Aviation (UTair Aviation, JSC) has opened Boeing 737-500 passenger service.
13.	02/26/08	**UTair to Pioneer Eurocopter Operations.** UTair Aviation (UTair Aviation, JSC) and Eurocopter sign an agreement for the supply of new EC 175 helicopters to UTair.
14.	02/27/08	**UTair Reveals Preliminary 2007 Results.** UTair announced its financial results for 2005-2006 and target figures for 2008.
15.	03/18/08	**UTair Posts 27.3% Increase in Passenger Numbers in January-February 2008.** UTair passenger numbers rise 27.3 percent from the same period in 2007.
16.	04/02/08	**Material Event Notification.** Information on the date of closure of the issuer's Register of Shareholders.
17.	04/08/08	**UTair and Eurocopter to Create a Joint Operations and Helicopter Maintenance Center.** UTair plans to open a certified Eurocopter maintenance center based in UTair's facilities.
18.	04/10/08	**UTair Increases Number of Flights from St. Petersberg.** UTair develops its route network from St. Petersberg.
19.	04/10/08	**UTair Launches More Flights to Moscow.** UTair launches new service and more flights from Moscow's Vnukovo and Domodedovo airports during the spring and summer season.
20.	04/14/08	**UTair Boosts Passenger Traffic by 28.1% in First Quarter 2008.** UTair passenger numbers increase 28.1% from the same period in 2007.
21.	04/22/08	**UTair Extends First Stage of Civil Jet Aircraft Tender.** The UTair tender committee to select the best commercial civil jet aircraft has extended the first stage of the tender until July 14, 2008.
22.	04/23/08	**UTair Increases Eurocopter Rotocraft Fllet.** UTair adds two AS 350B3 helicopters to its air fleet.

	Date	Description
23.	05/04/08	**Material Event Notification.** Information about the events that caused a one-time increase/decrease of the issuer's assets' value by more than 10 percent.
24.	06/05/08	**UTair's Airliner Named After Geologist Farman Salmanov**. UTair assigns the airline's Tu-154M liner the name of Farman Salmanov.
25.	05/13/08	**UTair Increases Amount of Carried Passengers by 26.9% in First Four Months of 2008**. JSC UTair Aviation passenger numbers increase 26.9% from the same period in 2007.
26.	05/19/08	**UTair Puts Into Operation ATR-72 Airplanes**. UTair Aviation begins ATR-72 liner operations.
27.	05/29/08	**UTair has no Problems with Fuel in Vnukovo**. UTair announces there will be no shortage of fuel at their main Moscow airport.
28.	06/11/08	**UTair's Passenger Traffic up 24.8% in January-May 2008**. UTair increases passenger traffic by 24.8% from the same period in 2007.
29.	06/20/08	**UTair to Begin Flying to Palanga Resort**. UTair will launch regular flights from Moscow to the Baltic city of Palanga commencing June 30, 2008.
30.	06/24/08	**UTair Launches ATR 72 Flights Between Surgat and Nizhnekamsk.** UTair introduces regular flights between Surgut and Nuzhnekamsk.
31.	06/25/08	**UTair Launches New Route from Moscow to Volgograd**. UTair commences daily flights between Moscow and Volgograd.
32.	06/27/08	**UTair Aviation Starts Flights on AS 350 Helicopters by Eurocopter.** UTair will supplement its fleet with two AS 350B3 helicopters during the Summer of 2008.
33.	07/01/08	**UTair Aviation Shareholders Approved the Annual Report**. UTair Aviation shareholders approve the Annual Report at its shareholders meeting on June 28, 2008.
34.	07/02/08	**UTair Holds Operation in Congo in Search of Lost Aircraft with Russian Crew**. The Foreign Ministry of Russia requests UTair to conduct a search in the Democratic of Congo for an Antonov AN -12 aircraft that was lost in September 2007. The plane had a Russian crew.

	Date	Description
35.	07/10/08	**Material Event Notification.** Information on the resolutions of the General Meeting.
36.	07/14/08	**UTair Boosts Number of Carried Passengers 20.7% in January-June.** UTair (UTair Aviation, JSC) increases passengers carried by 20.7% from the same period in 2007.
37.	07/15/08	**UTair's ATR Jets Complete Over 10,000 Flights**. UTair (UTair Aviation, JSC) increases the number of ATR jets in its fleet to fourteen.
38.	07/16/08	**Baltschug Kempinski Moscow Hotel Makes Special Offer to UTair Customers**. UTair and Baltshug Kempinski Moscow Hotel offer all UTair passengers traveling via Moscow to begin their vacations with a stay in the hotel during July-August 2008.
39.	08/04/08	**Material Event Notification.** Information about the events resulted in a one-time increase/decrease of the issuer's assets value by more than 10 per cent.
40.	08/04/08	**UTair Opens Photo Exhibit in the Sky**. UTair and famous Parisian photo artist Kremer-Khomassouuridze have launched Music in the World and Above the World, to be presented to the public on UTair flights.
41.	08/12/08	**UTair Boosts Passenger Traffic by 18.3% in January-July**. UTair increases passenger traffic by 18.3% from the same period in 2007.
42.	08/25/08	**UTair Aviation Held the Visiting with UTair Show in Tyumen**. UTair held an air display of various aircraft in use by the airline in Tyumen on August 23, 2008 at the Plekhanovo airport.
43.	09/01/08	**President of Russia Decorates UTair Pilot**. President Dmitry Medvedev has signed a decree awarding the title of Honorary Pilot of the Russian Federation to senior flight instructor Vyacheslav Malets.
44.	09/03/08	**UTair's Boeing 737s transport Over 100,000 Passengers**. UTair increases the number of Boeing 737-500 airplanes to ten.
45.	09/11/08	**UTair Hikes Number of Carried Passengers 16.2% in January-August.** UTair increases number of passengers by 16.2% from the same period in 2007.

	Date	Description
46.	09/16/08	**UTair-Finance LLC Pays Coupon on Bonds**. UTair-Finance LLC, UTair (UTair Aviation, JSC) paid the tenth coupon on bonds of the second series on September 9, 2008.
47.	09/19/08	**UTair Aviation Publishes Consolidated Financial Stated for 2007**. UTair (UTair Aviation, JSC) completes the preparation and audit of its consolidated financial statement for 2007 under the International Financial Reporting Standards (IFRS).
48.	09/22/08	**UTair Delivers UEFA Super Cup**. A UTair (UTair Aviation) aircraft transported one of the most honorable trophies in world football, the UEFA Super Cup, from St. Petersburg to Noyabrsk via Moscow on September 18, 2008.
49.	09/26/08	**UTair Becomes Moscow's Helicopter Taxi Service Operator**. HeliExpress, a helicopter taxi project jointly operated by UTair Aviation, Russian Helicopter Systems and Eurocopter Vostok, is launched in Moscow.
50.	10/08/08	**UTair Executives Listed Among Most Professional Russian Managers**. The executives of UTair (UTair Aviation, JSC) have been listed among the top 1,000 Russian Managers, a rating prepared by the Russian Managers Association and Kommersant Publishing House.

5662945_v1

1. **Conclusion of the UTair Aviation, JSC Auditing Commission in Respect of Results of the Annual Company Financial and Economic Activities Inspection in 2007.** UTair's Auditing Commission conducts sampling verification of Company data.

CONCLUSION

of the UTair Aviation, JSC Auditing Commission in respect of results of the annual Company financial and economic activities inspection in 2007

The Auditing Commission performed sampling verification of data contained in the Company reports and other documents and audited the propriety of bookkeeping, financial and statistical accounting and records management.

The audit was performed on the basis of the established rules of the Company bookkeeping and accounting in the Russian Federation and legislative Company documents; for this purpose the Commission used the provided agreements (contracts), accounting documents, including primary documents, as well as analytical and synthetic accounting data.

The revealed by the Auditing Commission findings concerning the infringement of those RF legal acts that prescribe the procedure of bookkeeping and financial accounting do not influence the balance sheet and 2007 Annual Report data reliability.

The revealed findings have been included to the Auditing Commission report and advised of to the Supervisory Board Secretary and to the CEO of UTair Aviation, JSC.

Auditing Commission Chairman	/signed/	Ruslan Gabdulhakov
Auditing Commission Member	/signed/	Ekaterina Potapova

2. **Information available at the Moscow Inter-bank Currency Exchange (MICEX).** [table]

Information available at the Moscow Inter-bank Currency Exchange (MICEX):

Security ID	UTAR
Security Type	common share
State Registration Number	1-01-00077-F
Quantity of securities in lot	100
Admission date on MICEX	February 5, 2004
Issue size	577208000
Par value, RUB	1.0000
Min. Step	0.001 RUB

3. **The Company Management.** Details of the roles of the management of the Company as well as listing persons who currently hold those positions.

The Managing Board:

The Chairman of the Managing Board:

Mr. Andrey Martirosov
Date of birth: 1968
Title: Chief Executive Office of UTair Aviation JSC.

Members of the Managing Board:

Mr. Victor Bachurin
Date of birth: 1948
Title: Deputy CEO, Director International Operations of UTair Aviation JSC

Mr. Meiramhan Bekmuhanbetov
Date of birth: 1952
Title: Deputy CEO, Technical Director of UTair Aviation JSC

Mr. Vladimir Demkin
Date of birth: 1952
Title: Deputy CEO, Flight Director of UTair Aviation JSC

Mr. Viktor Zaitsev
Date of birth: 1953
Title: Deputy CEO on Inspections – Quality Assurance Director of UTair Aviation JSC

Mr. Andrey Ilmenskiy
Date of birth: 1973
Title: First Deputy CEO, UTair Aviation JSC

Mr. Vladislav Kravchenko
Date of birth: 1948
Title: First Deputy CEO, Commercial Director of UTair Aviation JSC

Mr. Vasiliy Lebedinskiy
Date of birth: 1946
Title: First Deputy CEO, UTair Aviation JSC

Mr. Igor Petrov
Date of birth: 1946
Title: Deputy CEO, Financial Director of UTair Aviation JSC

The Supervisory Board.

The Chairman of the Supervisory Board:

Mr. Vyacheslav Novitskiy
Education: Higher Education, Kiev Institute of Civil Aviation Engineers (1983), engineer – mechanic, Tyumen Institute of Civil Engineering (1990), engineer –economist.

Places of employment and titles for the last five years:
Period: 2003 till the present times
Company: Government of the Khanty-Mansiysk Autonomous District – UGRA
Title: First Deputy Chairman of the Government of the Khanty-Mansiysk Autonomous District – UGRA

Positions held by the person in governing bodies of other legal entities when enlisted by the Supervisory Board into the list of candidate members of the Supervisory Board:
Chairman of the Board of Directors, "Severavtotrans" LLC
Chairman of the Supervisory Board, "Severrechflot" JSC
A member of the Board of Directors "Khanty-Mansiyskiy Bank" JSC
Chairman of the Board of Directors, "Territorial Energy Company of Ugra" JSC
Chairman of the Board of Directors, "Ugratel" JSC
A member of the Board of Directors, "Surgut Airport"

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as Chairman of the Supervisory Board.

The Members of the Supervisory Board:

1. **Mr. Andrey Kuivashev (1964)**

Education: Higher Education, Tyumen Industrial Institute (1986), engineer – mechanic.

Places of employment and titles for the last five years:
Period: 2003 till the present times
Company: "Insurance Company "Surgutneftegaz" LLC
Title: Deputy CEO

Positions held by the person in governing bodies of other legal entities when enlisted by the Supervisory Board into the list of candidate members of the Supervisory Board: no positions.

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Supervisory Board.

2. **Mr. Ilya Larichev (1968)**

Education: Higher Education, Lomonosov Moscow State University (1993), mechanics – applied mechanics.

Places of employment and titles for the last five years:
Period: 2003 till the present times
Company: "Surgutneftegaz" JSC

Title: Chief Investment Analyst, Corporate Management and Analysis Department.

Positions held by the person in governing bodies of other legal entities when enlisted by the Supervisory Board into the list of candidate members of the Supervisory Board: no positions.

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Supervisory Board.

3. Ms Lyudmila Loginovskaya (1950)
Education: Higher Education, Perm State University (1973), jurisprudence.

Places of employment and titles for the last five years:
Period: 2003 till the present times
Company: "Surgutneftegaz" JSC
Title: Legal Management Director

Positions held by the person in governing bodies of other legal entities when enlisted by the Supervisory Board into the list of candidate members of the Supervisory Board:
CEO, "Media-Invest" LLC.

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Supervisory Board.

4. Mr. Andrey Martirosov (1968)
Education: Higher Education, National T. Shevchenko University of Kyiv (1998), jurisprudence.

Places of employment and titles for the last five years:
Period: 2003 till the present times
Company: UTair Aviation JSC
Title: CEO

Positions held by the person in governing bodies of other legal entities when enlisted by the Supervisory Board into the list of candidate members of the Supervisory Board:
The Chairman of the Supervisory Board, Centre of Transportation and Services Sale, Ltd;
A member of the Board of Directors, "Transportation Clearing House" CJSC;
The President of the Russian Air Transport Operators Association;
A Member of Executive Committee of the Russian-American Business Council;
A Member of Board of Guardians of Representative Office of the Moscow Patriarchate in the USA and St. Nikolas Cathedral in New York;
A Member of Board of Trustees of Tyumen State University.

The candidate holds 0,044% of shares of authorized capital of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Supervisory Board.

5. Mr. Alexander Popyzenko (1959)
Education: Higher Education, Vinnytsya National Technical Institute (1985), cars, car industry.

Places of employment and titles for the last five years:
Period: 2003 till the present times

Company: "Surgutneftegaz" JSC
Title: Deputy Chief Assets Management Department.

Positions held by the person in governing bodies of other legal entities when enlisted by the Supervisory Board into the list of candidate members of the Supervisory Board: no positions.

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Supervisory Board.

6. **Mr. Sergey Savin (1966)**

Education: Higher Education, Tyumen Construction Engineering Institute (1990), construction engineer.

Places of employment and titles for the last five years:
Period: 2003 -2004
Company: Surgutneftegaz, JSC
Title: Director of Production, Technical and Equipment Support Department.

Period: 2004 till the present times
Company: "Surgutneftegaz" JSC
Title: Deputy CEO, Head of Engineering Transport, Special Equipment and Roads Department.

Positions held by the person in governing bodies of other legal entities when enlisted by the Supervisory Board into the list of candidate members of the Supervisory Board:
A Member of the Board of Directors, "Airport "Surgut" JSC.

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Supervisory Board.

Members of the Audit Commission

1. **Mr. Ruslan Gabdulhakov (1975)**

Education: Higher Education, Kazan State Finance and Economics Institute (1996), economist.

Places of employment and titles for the last five years:
Period: 2003 - 2004
Company: "Surgutneftegaz" JSC
Title: Head of Financial Management Unit of the Financial Department

Period: 2004 till the present times
Company: "Surgutneftegaz" JSC
Title: Head of Analysis and Financial Planning Unit of the Financial Department

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Audit Commission.

2. **Ms Victoria Litvin (1979)**

Education: Higher Education, Surgut State University (2001), jurisprudence.

Places of employment and titles for the last five years:
Period: 2003 - 2004
Company: "Surgutneftegaz" JSC
Title: Senior Specialist of Regulatory Unit, Department of Law

Period: 2004 - 2007
Company: "Surgutneftegaz" JSC
Title: Company Lawyer, category II, Department of Law

Period: 2007 till the present times
Company: "Surgutneftegaz" JSC
Title: Company Lawyer, category I, Department of Law

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Audit Commission.

3. **Ms Ekaterina Potapova (1960)**

Education: Higher Education, Moscow Institute of Management (2004), accountant.

Places of employment and titles for the last five years:
Period: 2003 - 2005
Company: "Surgutneftegaz" JSC
Title: Deputy Chief Accountant, Drilling Department No.1.

Period: 2005 till the present times
Company: "Surgutneftegaz" JSC
Title: Auditor, category I, Supervision and Audit Unit

The candidate does not hold shares of UTair Aviation JSC.
The candidate agreed to be elected as a member of the Audit Commission.

The Company management.

The General Meeting is the supreme governing body of the Company. The Shareholders make decisions within their competence and these decisions are binding on the other management bodies and on all the officials of the Company.

The Supervisory Board is a standing elective collegial body of the Company management which has an overall charge over the Company activities except for the issues which in accordance with the federal laws and the Articles of Association fall within the competence of the General Shareholders Meeting. The Supervisory Board is elected by the General Shareholders Meeting of seven (7) persons.

Members of the Supervisory Board.

The Company daily activity is governed by a sole executive body represented by the Chief Executive Officer and by a collegial executive body – **the Management Board.**

The Management Board governs the Company activities on a daily basis; such activities are covered by the competence designated by the Company Articles of Association and Regulation on the Company Management Board.

All the issues defined in the Federal Law On Joint-Stock Companies fall within the competence of the Chief Executive Officer, except for the issues which are covered by the competence of the General Meeting, the Supervisory Board and the Managing Board of the Company.

Members of the Managing Board.

The Audit Commission is a standing elective body of the Company which governs the financial and operating activities of the Company and its governing bodies. The Audit Commission is elected by the General Shareholders Meeting of three (3) persons.

The Audit Commission activity is governed by the Regulation on the Company Audit Commission.

Members of the Audit Commission.

4. 01/14/08 **UTair Releases 2007 Operating Performance Figures**. In 2007, UTair (UTair Aviation, JSC) increased the number of passengers carried by 21 percent from the same period in 2006.

UTair releases 2007 operating performance figures

14.01.2008

Over the course of 2007, UTair (UTair Aviation, JSC) carried 2,924,993 passengers, up 21 percent from the same figure for 2006.
In addition, the company also made substantial advances in other performance indicators over the reporting period. In particular, passenger traffic rose 23 percent.
From January to December 2007, mail and cargo volume carried by the airline's transport aircraft increased 25 percent and 20.6 percent respectively.
UTair's airplanes logged 128,884 flight hours, up 17.8 percent from the previous year.
Helicopter flying time amounted to 71,506 hours, or 14.8 percent more than in 2006.
The volume of cargo carried by helicopters increased 31.3 percent to 81,545.6 tonnes over the reporting year.

According to UTair's business plan, its airplanes and helicopters will spend over 240,000 hours in the air in 2008. Some four million passengers are expected to be carried and nineteen new routes introduced. Helicopter operations will be held in Russia and eleven other countries.

The main operating figures for the airline's activity during January-December 2007 are presented in the chart below:

Operating Indicators	Unit of measurement	12 months of 2006	12 months of 2007	Growth, %
Transport Aircraft				
Passenger traffic	'000 passenger-kilometers	3,665,798.1	4,509,628.9	123.0
Number of passengers carried	people	2,417,060	2,924,993	121.0
Flying time	hours	109,401	128,884	117.8
Cargo carried	tonnes	9,411.0	11,349.2	120.6
Mail carried	tonnes	1,410.6	1,763.9	125.0
Helicopter Operations				
Flying time	hours	62,273	71,506	114.8
Cargo carried	tonnes	62,128.2	81,545.6	131.3

5. 01/22/08 **Passenger Convicted of Theft**. A passenger who attempted to steal a life jacket from on board a Tupolev Tu-154 on September 29, 2007, was found guilty of theft and charged a fine.

Passenger convicted for theft

22.01.2008

The Kalininsky district court of Tyumen has convicted one of the passengers of the flight conducted by UTair Aviation (UTair Aviation JSC) in the fall of 2007 on charges of theft of the company's property.
On September 29, 2007, upon arrival of UTair's aircraft Tupolev Tu-154 at the destination airport, one of the passengers took out a passenger life jacket from the board of the aircraft for the purpose of stealing it.
The offender was detained by law enforcement officials and a criminal case was opened. The court found the passenger guilty of the incriminated offense and set a penalty fine.

Additional information: *a criminal record prohibits a person from holding certain positions, obtaining a license to purchase firearms, participating in social and political life of the country, among other things. The restrictions can also affect the convict's close relatives.*

6. 01/23/08 **Suppliers More Than Triple Jet Fuel Prices for Airlines.** A threefold increase in costs by refueling companies could lead to a reduction in passenger traffic.

Suppliers more than triple jet fuel prices for airlines

23.01.2008

Suppliers of aviation fuel have hiked prices more than threefold. The sharp increase took effect in November-December 2007, when refuelling companies raised prices by 33-35 percent. "The consequences of such an increase could have an extremely negative effect on the passenger transportation market," UTair General Director Andrei Martirosov noted. "However, we hope that the increase in household incomes will be adequate to the rise in jet fuel costs, and the situation on the market will not lead to a slide in passenger traffic for Russian airlines."

According to UTair's business plan, its airplanes and helicopters will spend over 240,000 hours in the air in 2008, a 20-percent increase from a year earlier. The company anticipates to carry more than 4m passengers (34 percent more than in 2007), as well as introduce nineteen new routes. Helicopter operations will be held in Russia and eleven more countries.

7. 01/25/08 **UTair Stops Taking Bids for Civil Aircraft Supply Tender**. UTair has stopped taking bids in a tender for the supplier of commercial civil jet aircraft to replace Tupolev Tu-153 planes currently in use.

UTair stops taking bids for civil aircraft supply tender

25.01.2008

On January 21, UTair Aviation (UTair Aviation JSC) has stopped taking bids in a tender for the supplier of commercial civil jet aircraft to replace Tupolev Tu-134 planes currently in use. The tender is being held as part of UTair's program on fleet renewal.

The following companies have placed bids for the tender: Ilyushin Finance Co, Sukhoi Civil Aircraft, Tupolev, Embraer — Emresa Brasilera de Aeronautica S.A., Airbus, Bombardier Inc, and China National Aero-Technology Import & Export Corporation, which represents the interests of Avici Commercial Aircraft Co., Ltd. The tender committee has started reviewing the bids, and tender Provisions ad Specifications allow 60 days for the procedure. After that, the winners of the first stage and the aircraft type will be announced. Commercial offers on the supply of civil jet aircraft will be reviewed during the second stage of the tender.

The tender is being conducted as part of UTair Aviation program of fleet renewal. UTair Aviation plans to purchase more than 30 regional jet aircraft until 2014, and is considering jets produced in Russia and abroad, such as the SSJ 100/95, Tu-334, An-148, ARJ-21/700, Bombardier CRJ-700, and the Embraer ERJ-170, among others. You can find information about the tender, as well as tender Provisions and Specifications at the company's official website at www.utair.ru

UTair is among Russia's largest air carriers. UTair's fleet includes a total of 140 aircraft of different types.

8. 01/30/08 **Material Event Notification.** Information on the added and/or paid income upon the issuer's securities.

MATERIAL EVENT NOTIFICATION Rule 21g3-2(b)(iii)

Information on the added and/or paid income upon the issuer's securities

1. General	
1.1. Full trade name of the issuer (name for a non-commercial establishment)	***Open Joint-Stock Company UTair Aviation***
1.2. Abbreviated trade name of the issuer	***UTair Aviation, JSC***
1.3. The registered office of the issuer	***628012 Russia, Khanty-Mansiyskiy autonomous district, Khanty-Mansiysk, Airport***
1.4. OGRN (Primary State Registration Number) of the issuer	***1028600508991***
1.5. VAT number of the issuer:	*7204002873*
1.6. Unique issuer code, assigned by the registering authority:	***00077-F***
1.7. Web-page used by the issuer for publishing the information:	***http://www.utair.ru***

2. Contents
2.1. Class, category (type) and other identification characteristics of securities: ***registered non-certificated equity shares.*** 2.2. State registration serial number of securities, state registration date: ***1-01-00077-F dated 16.01.2004.*** 2.3. Registering authority to have performed state registration (additional issue) of securities: ***Federal Commission of Russia on the Securities Market.*** 2.4. Regulatory body of the issuer to have made a decision on payment (declaration) of dividends concerning the issuer shares or determination of rate (procedure of determination of rate) of the issuer's bond interest (coupon): ***UTair Aviation, JSC annual general meeting of stockholders*** 2.5. Date of decision on payment (declaration) of the share dividends of the issuer or determination of rate (procedure of determination of rate) of the issuer's bond interest (coupon): ***June 28, 2007.*** 2.6. Date of drawing up the protocol of the meeting (proceeding) of the issuer's authorized regulatory body to have made a decision on payment (declaration) of the issuer's share dividends or determination of rate (procedure of determination of rate) of the issuer's bond interest: ***July 10, 2006.*** 2.7. Total rate of dividends added to the issuer's shares of a definite category (type) and rate of dividend added to one share of a definite category (type): ***79 654.70 thousand rubles, 0.138 rubles.*** 2.8. Form of income payment on the issuer's securities: ***monetary funds.*** 2.9. Date on which the issuer's obligation concerning the payment of the issuer's securities (share dividends, bond income (interest, nominal value)) should be fulfilled, in case the interest income payment obligation should be fulfilled within a definite time limit (period) – date of termination of such period: ***December 31, 2007.*** 2.10. Total rate of dividends paid upon the issuer's shares of a definite category (type): ***74 499.25 thousand rubles.***
3. Signature
3.1. Deputy CEO – Asset Management and Administrative Work Director Nikolay Parfenov   3.2. January 30, 2008.

9. 02/05/08 **UTair's Tyumenspetsavia Changes Name to UTair-Cargo.** UTair has renamed its domestic and international air freight subsidiary as part of a group-wide rebranding program.

UTair's «Tyumenspetsavia» changes name to «UTair-Cargo»

05.02.2008

UTair's «Tyumenspetsavia» changes name to «UTair-Cargo»
ZAO «Tyumenspetsavia», UTair Aviation's domestic and international air freight subsidiary, has been renamed «UTair Cargo». The renaming is not a reorganization of the Company and does not entail changing its rights and obligations towards third parties. UTair Cargo's fleet includes two An-26 aircraft, one An-26-100, one An-74-200, and 16 An-2s. It is projected that a second An-74-200 plane will be added to the fleet in the first quarter of 2008. The renaming is part of UTair's group-wide rebranding program, and represents one of the stages of this program. The airline itself underwent the rebranding procedure earlier, only to be followed by OAO Komiinteravia (presently, UTair Express LLC, the company in charge of the full range of maintenance services for the airline's Tu-134 fleet) in 2006, and OAO Zavod No. 26 (presently, OAO UTair Engineering, the company in charge of repairs and maintenance of helicopters) in 2007.

10. 02/15/08 **UTair Boosts Passenger Traffic 22.7 Percent in January.** UTair transports 22.7 percent more passengers than the same period in 2007.

UTair boosts passenger traffic 22.7 percent in January

15.02.2008

UTair Aviation (UTair Aviation JSC) transported 205,398 passengers in January 2008, which is 22.7 percent greater than in the same month a year earlier. In addition, the company also made substantial advances in other performance indicators over the reporting period. In particular, passenger traffic went up 23.9 percent. The amount of mail carried by the airline's transport aircarft increased 34.6 percent in January 2008. UTair's airplanes logged 11,105 flight hours, a 31.1-percent rise from the previous year. Helicopter flying time amounted to 3,875 hours, which is 33.1 percent greater than in January 2007. The volume of cargo carried by helicopters increased by a factor of 2.5. According to UTair's business plan, its airplanes and helicopters will spend over 240,000 hours in the air in 2008. Some four million passengers are projected to be carried and nineteen new routes introduced. Helicopter operations will be administered in Russia and eleven other countries. The main operating figures for the airline's activity during January 2008 are presented in the chart below:

Operating Indicators	Unit of measurements	January 2007	January 2008	Growth, %
Transport Aircraft				
Passenger traffic	passenger-kilometers	245 298,7	303 920,6	123,9
Number of passengers carried	people.	167 378	205 398	122,7
Flying time	hours	8 472	11 105	131,1
Cargo carried	tonnes	107,1	144,2	134,6
Helicopter Operations				
Flying time	hours	2 911	3 875	133,1
Cargo carried	tonnes	540,1	1329,1	246,1

11. 02/22/08 **UTair Buys 40 New MIL-171 Helicopters.** UTair Leasing, a subsidiary of UTair Aviation (UTair Aviation, JSC), signs a contract with Ulan-Ude Aviation Plant for forty new Mi-171 helicopters.

UTair buys 40 new MIL-171 helicopters1

22.02.2008

UTair Leasing, a subsidiary of UTair Aviation (UTair Aviation JSC), has signed a contract with Ulan-Ude Aviation Plant (UUAZ) for 40 new Mi-171 helicopters, of which 20 are to be supplied in 2008, and 20 more in 2009-2010. The helicopters have been requested by the airline under a finance lease agreement, and will be leased to UTair in 2008-2009.

The size of the order for new helicopters is unprecedented for Russian aircraft leasing.

It is presumed that UTair's new Mi-171 helicopters will be engaged in operations both in Russia and abroad. The airline already boasts four Mi-171 helicopters in its fleet which carry out operations in Europe, and Western and Eastern Siberia, providing services to oil and gas companies and assisting firefighting and installation operations. UTair commands over 40 years of experience in operating Mil helicopters of all classes in the world's various regions. Now, UTair among of the world's largest operators, and Russia's top helicopter operator running a fleet of over 180 helicopters, with the core of its fleet formed from rotary wing Mil aircraft. The fleet's capacity and the high qualification of UTair's flight and maintenance staff provide for high quality and safety of helicopter operations of various levels of complexity.

The Mi-171 multipurpose transport helicopter is modern high performance rotorcraft. Its transport and passenger versions have been awarded with airworthiness certificates for aircraft with a basic airframe meeting the airworthiness requirements set forth in part 29 of the Federal Aviation Regulations of the Russian Federation, and part 29 Transport Category Rotorcraft of the US Federal Aviation Regulations.

12. 02/22/08 **UTair's Boeing 737-500 Makes First Regular Passenger Flight.** UTair Aviation (UTair Aviation, JSC) has opened Boeing 737-500 passenger service.

UTair's Boeing 737-500 makes first regular passenger flight

22.02.2008

Under its continued passenger fleet renewal program, UTair Aviation (UTair Aviation, JSC) has opened Boeing 737-500 passenger service. The first liner of the Boeing fleet acquired by the airline made its first scheduled passenger flight between Khanty-Mansiysk and Tyumen on February 21, 2008.
UTair pilots have completed a Boeing flight theory and simulator training programs at the best training centers in Europe and the USA, as well as special flight training programs required for solo flights. UTair's maintenance subsidiary UTair-Technik will be responsible for the maintenance of the Boeing aircraft as its personnel has been trained specifically for the purpose.
All of UTair's Boeings 737-500 have the same passenger cabin configuration with 8 business class and 106 economy class seats. Therefore, the airliners are to replace part of the airline's Tu-134 planes on routes with increasing passenger traffic.
With Boeings 737 in its fleet, UTair will be in a position to create an optimal structure for its medium-haul fleet to better meet its needs. UTair will also be equipped to cut fuel expenses, increase the number of flight destinations and enlarge its traffic, which in the end will work to make the company even more competitive on the expanding passenger transport market.
In 2008, the number of Boeings 737-500 in UTair's fleet will reach 10 airliners, and 20 airliners by the end of 2009.

13. 02/26/08 **UTair to Pioneer Eurocopter Operations.** UTair Aviation (UTair Aviation, JSC) and Eurocopter sign an agreement for the supply of new EC 175 helicopters to UTair.

UTair to pioneer Eurocopter helicopter operations

26.02.2008

A firm agreement was signed between UTair Aviation (UTair Aviation, JSC) and Eurocopter during the HELI-EXPO 2008 major international exhibition in Houston (USA) on February 24, 2008 for the supply of new EC 175 helicopters to UTair.

EC 175 is a new release of the world's largest helicopter manufacturer, Eurocopter. It is designed to carry 16 passengers and has a maximum takeoff weight of 7 tonnes. UTair received the status of the launch customer. According to the agreement signed by the General Director of UTair, Andrei Martirosov, and the Chief Executive Vice President of Eurocopter Philippe Harache, starting from 2012, UTair will receive 15 helicopters with an option for another 15.
"We believe these are going to be the best helicopters to transport passengers to oil platforms, as well as for VIP transportation purposes," Andrei Martirosov said at the ceremony of the signing of the agreement.
"Eurocopter"s experience in helicopter construction and UTair's experience in operating helicopters in various climatic and geographical conditions will ensure the success of EC 175 on the Russian market," Chief Executive Vice President of Eurocopter Philippe Harache declared in his speech.
UTair is a major helicopter company with a fleet of more than 180 helicopters of all classes. The fleet's capabilities and the professionalism of UTair's personnel ensure high quality and safety of aviation operations of the highest complexity all over the world.

14. 02/27/08 **UTair Reveals Preliminary 2007 Results**. UTair announced its financial results for 2005-2006 and target figures for 2008.

UTair reveals preliminary 2007 results

27.02.2008

UTair (UTair Aviation, JSC) held a press conference on February 21, 2008 to announce its financial results for 2005-2006 and the target figures for 2008. The adjusted budget for 2007 was cited as the preliminary results for 2007 in order to compare with the proposed budget for 2008. These figures do not reflect the operations of UTair Group as a whole. They are based on the airline's non-consolidated performance under the Russian Accounting Standards (RAS) representing the 2007 budget of the airline as a separate legal entity.
According to UTair Aviation's preliminary (non-consolidated) financial statement for 2007, its revenue is estimated at RUB 21.9bn (approx. USD930.73m), and its net profit at RUB 410m (approx. USD17.42m).
In 2007, the airline carried over 2.9m people, an increase of 21 percent on the figure for 2006. Its helicopters transported 81,545 tonnes of cargo, an increase of 31.3 percent.

According to UTair's business plan, in 2008 its aircraft and rotorcraft are expected to log 240,000 hours, which is 20 percent more than the previous year. The airline plans to carry over 4m passengers (34 percent more than in 2007) and introduce 20 new routes. Helicopter services will be provided in Russia and in eleven other countries.

15. 03/18/08 **UTair Posts 27.3% Increase in Passenger Numbers in January-February 2008**. UTair passenger numbers rise 27.3 percent from the same period in 2007.

UTair posts 27.3% increase in passenger numbers in january-february 2008

18.03.2008

UTair posts 27.3% increase in passenger numbers in january-february 2008

UTair (UTair Aviation, JSC) carried 430,125 passengers in January-February 2008, which is 27.3 percent more than in the first two months of the previous year. A considerable increase was also seen in the airline's other operating results over the reporting period. In particular, the company's passenger traffic rose 29.7 percent to 630.985m passenger-kilometers . UTair's airplanes logged 21,891 flight hours, up 32.8 percent from a year ago.

The company's helicopters logged 7,479 flight hours, which is a 28.4-percent rise from the same period in 2007.

Helicopters carried 2,283 tonnes of cargo in January-February 2008, 1.4 times more than over the same two months of the previous year.

According to UTair's business plan, the company's airplanes and helicopters will spend 240,000 hours in the air in 2008. More than 4m passengers will be transported and nineteen new routes introduced. Helicopter operations will be conducted in eleven foreign countries as well as Russia.

The main operating figures for the airline's activity in January-February 2008 are shown in the chart below:

Operating indicators	Unit of measurement	2 months of 2007	2 months of2008	Change, %
Transport aircraft (airplanes)				
Passenger traffic	'000 passenger-kilometers	486 673,0	630 985,0	129,7
Number of passengers carried	people	337 973	430 125	127,3
Flying time	hours	16 481	21 891	132,8
Mail transported	tonnes	262,8	307,1	116,9
Helicopter operations				
Flying time	hours	5 824	7 479	128,4
Cargo transported	tonnes	1 607,9	2 283,0	142,0

16. 04/02/08 **Material Event Notification.** Information on the date of closure of the issuer's Register of Shareholders.

Rule 21g3-2(b)(iii)

MATERIAL EVENT NOTIFICATION

Information on the date of closure of the issuer's Register of Shareholders

1. General	
1.1. Full trade name of the issuer (name for a non-commercial establishment)	***Open Joint-Stock Company UTair Aviation***
1.2. Abbreviated trade name of the issuer	***UTair Aviation, JSC***
1.3. The registered office of the issuer	***628012 Russia, Khanty-Mansiyskiy autonomous district, Khanty-Mansiysk, Airport***
1.4. OGRN (Primary State Registration Number) of the issuer	***1028600508991***
1.5. VAT number of the issuer:	***7204002873***
1.6. Unique issuer code, assigned by the registering authority:	***00077-F***
1.7. Web-page used by the issuer for publishing the information:	***http://www.utair.ru***

2. Contents
2.1. Category (type) of the issuer's shares in respect to which the list of their holders is made as of a definite date: ***ordinary registered uncertified shares*** 2.2. Purpose of making the list of registered security holders: ***preparation of the list of persons authorized to participate in the Annual General Meeting.*** 2.3. Date of making the list of registered security holders: ***May 10, 2008.*** 2.4. Date and number of the minutes of the issuer's authorized regulatory body meeting at which the resolution was made to draw up a list of holders of the issuer's registered securities or other resolution was made which is a good reason for defining the date of making such a list: ***minutes of the meeting of the Supervisory Board of UTair Aviation, JSC No.8/07 as of April 02, 2008.***

3. Signature	
3.1. Deputy CEO – Assets Management and Administration Director	Nikolay Parfenov
3.2. April 02, 2008	

17. 04/08/08 **UTair and Eurocopter to Create a Joint Operations and Helicopter Maintenance Center**. UTair plans to open a certified Eurocopter maintenance center based in UTair's facilities.

UTair and Eurocopter to create a joint operations and helicopter maintenance center

08.04.2008

Russia's largest helicopter operator UTair (UTair Aviation, OJSC) and the leading global rotorcraft manufacturer Eurocopter will team up for a joint project to build an integrated Eurocopter rotorcraft maintenance and operations center.
The project forms part of an agreement signed in Houston, USA, in February 2008. The plans are to open a certified Eurocopter maintenance center based on UTair's facilities, as well as a training center for flight and maintenance officers operating Eurocopter rotary wing aircraft. According to the General Director of Utair, Andrei Martirosov, the center will expand the range of services on offer for the airline's clients and help resolve problems related to the training of qualified personnel for the aviation industry.

UTair is Russia's largest rotorcraft operator with a fleet of more than 180 helicopters of all classes. The capacity of UTair's fleet and the high qualification of its staff ensure the quality and safety of the most complicated helicopter operations throughout the world.

18. 04/10/08 **UTair Increases Number of Flights from St. Petersberg.** UTair develops its route network from St. Petersberg.

UTair increase number of flights from St. Petersburg

10.04.2008

UTair (UTair Aviation, JSC) is continuing to develop its route network from St. Petersburg. In addition to its traditional regular service from St. Petersburg's Pulkovo airport to Kazan, Moscow's Vnukovo airport, Ufa, Surgut, Syktyvkar and Sochi, it has added flights to the cities of Yekaterinburg and Arkhangelsk to its summer schedule.
UTair's clients will enjoy the same advantages on the new routes as on the old ones. For example, they will be able to save money by buying return tickets in advance. Students will still be eligible to apply for student discounts and special tariffs for pensioners as well as passenger groups will continue.
The incentive frequent flyer program STATUS offers UTair's customers free tickets in exchange for points awarded to STATUS members for each UTair flight, as well as a number of other bonuses.

UTair is one of Russia's biggest air carriers, boasting the largest route network in the country. UTair's aircraft fleet makes over 250 passenger flights every day. In 2008, the company expects to maintain its transportation growth rates: 4 million passengers are expected to fly with the airline , up 34 percent from 2007. In addition, 20 new routes will be introduced.
According to the airline's business plan in 2008 its airplanes and helicopters are projected to spend some 240,000 hours in the air, an increase of 20 percent from the previous year.

19. 04/10/08 **UTair Launches More Flights to Moscow**. UTair launches new service and more flights from Moscow's Vnukovo and Domodedovo airports during the spring and summer season.

UTair launches more flights to Moscow

10.04.2008

UTair (UTair Aviation, JSC) has announced the launch of new service, as well as an increase in the number of flights from Moscow's Vnukovo and Domodedovo airports during the spring and summer season.

UTair's updated flight schedule offers greater opportunities for people living in Khanty-Mansiysk and Ufa. Now, when planning a flight to Moscow, they are free to choose the airport they would like to arrive at. In addition, beginning in March, the airline's planes have started to make flights from the capital cities of Bashkortostan and Yugra to Domodedovo and Vnukovo airports on a daily basis.

For the first time in its summer flight schedule UTair has introduced a route between Vnukovo and Krasnodar.

The airline has also resumed flights from Moscow's Vnukovo airport to Tambov.

The airline forecasts that passenger transportation growth rates will remain high in the new season. According to the airline's business plan, its aircraft is predicted to carry 4 million passengers in 2008. In order to reach the target, the airline is planning to employ over 100 planes of all classes.

20. 04/14/08 **UTair Boosts Passenger Traffic by 28.1% in First Quarter 2008**. UTair passenger numbers increase 28.1% from the same period in 2007.

UTair boosts passenger traffic by 28.1% in q1 2008

14.04.2008

UTair (UTair Aviation, JSC) carried 675,576 passengers in the first quarter of 2008, up 28.1 percent from the same period in 2007. In addition, the company also made substantial advances in other performance indicators in the reporting period. In particular, passenger traffic rose 22.2 percent to 986,610,700 passenger-kilometers.
From January to March 2008, the volume of mail carried by the airline's transport aircraft went up by 62 percent.
UTair's helicopter flying time amounted to 10,608 flight hours, up 18.6 percent from the previous year.
The volume of cargo carried by helicopters increased 33.8 percent in the reporting period.

According to UTair's business plan, its revenue is expected to rise 55 percent in 2008 reaching RUB 33bn (approx. USD 1.41bn). The airline's planes and helicopters will spend some 240,000 hours in the air in 2008. Some four million passengers are expected to be carried and 20 new routes introduced. Helicopter operations will be held in Russia and eleven other countries.

The main operating figures for the airline's performance in January-March 2008 are detailed in the chart below:

Operating indicators	**Unit of measurement**	**2 q1 2007**	**q2 of 2008**	**Change, %**
Transport aircraft (airplanes)				
Passenger traffic	'000 passenger-kilometers	807,699.3	986,610.7	122,2
Number of passengers carried	people	527,228	675,576	128,1
Flying time	hours	25,310	33,348	131,8
Mail transported	tonnes	403.4	653.4	162.0
Helicopter operations				
Flying time	hours	8,948	10.608	118.6
Cargo transported	tonnes	2,451.6	3,279.7	133.8

21. 04/22/08 **UTair Extends First Stage of Civil Jet Aircraft Tender.** The UTair tender committee to select the best commercial civil jet aircraft has extended the first stage of the tender until July 14, 2008.

UTair extends 1st stage of civil jet aircraft tender

22.04.2008

A tender committee set up by UTair (UTair Aviation JSC) to select the best commercial civil jet aircraft has checked the submitted bids for compliance with the tender's main technical requirements. The commission has extended the first stage of the tender until July 14, 2008 for a more detailed analysis of the materials submitted.
The bidders include Ilyushin Finance Co., Sukhoi Civil Aircraft CJSC, National Consultancy Bureau Fintechproject, representing the interests of BAE Systems Regional Aircraft, PSC Tupolev, Empresa Brasileira de Aeronautica S.A. (EMBRAER), AIRBUS, Bombardier Inc. and China National
Aero-Technology Import & Export Corporation, representing the interests of AVIC I Commercial Aircraft Co., Ltd. These companies offered 15 aircraft models for 75-80 seats and 100-105 seats.
The tender is aimed at replacing thirty-five Tu-134 aircraft in UTair's fleet. The tender rules are contained in the regulations on procedures and requirements of the tender for the selection of commercial civil jet aircraft and the specifications. The documents are available at www.utair.ru.

UTair is Russia's largest aircraft carrier, operating the biggest fleet (over 70 items) of the short-haul and regional Tu-134, ATR-42, An-24 and Yak-40 planes. In 2008, the company plans to use more than 100 aircraft of various types. About 300 passenger flights a day will be performed during the summer season. According to UTair's business plan, its aircraft will carry 4 million passengers in 2008.

22. 04/23/08 **UTair Increases Eurocopter Rotocraft Fllet**. UTair adds two AS 350B3 helicopters to its air fleet.

UTair increases Eurocopter rotorcraft fleet

23.04.2008

UTair (UTair Aviation, JSC) has added two AS 350B3 helicopters purchased as part of its Light Multipurpose Helicopter project to its air fleet. The project has been designed to broaden the range of services on offer to the airline's clients.

UTair has been successfully operating light Eurocopter rotorcraft AS 355N and BO-105 since 2006, and the airline's clients have already been able to appreciate their advantages. Light helicopters are used to carry VIP clients, survey oil and gas pipelines, provide aerial photography and filming services, perform external load and air ambulance operations.

It is planned that the newly acquired AS 350B3 helicopters will be mainly used for airborne geological prospecting and geophysical surveys.

UTair is Russia's largest rotorcraft operator with a fleet of over 180 helicopters of all classes. The capacity of the airline's fleet and the efficiency of UTair's employees ensure the high quality and safety of helicopter operations of any level of complexity all over the world.

23. 05/04/08 **Material Event Notification.** Information about the events that caused a one-time increase/decrease of the issuer's assets' value by more than 10 percent.

MATERIAL EVENT NOTIFICATION

Information about the events that caused a one-time increase/decrease of the issuer's assets' value by more than 10 per cent

1. Общие сведения	
1.1. Full trade name of the issuer (name for a non-commercial establishment)	***Open Joint-Stock Company UTair Aviation***
1.2. Abbreviated trade name of the issuer	***UTair Aviation, JSC***
1.3. The registered office of the issuer	***628012 Russia, Khanty-Mansiyskiy autonomous district, Khanty-Mansiysk, Airport***
1.4. OGRN (Primary State Registration Number) of the issuer	***1028600508991***
1.5. VAT number of the issuer:	***7204002873***
1.6. Unique issuer code, assigned by the registering authority:	***00077-F***
1.7. Web-page used by the issuer for publishing the information:	***http://www.utair.ru***

2. Contents
2.1. Event(s) which caused a one-time increase or decrease of the issuer's assets' value by more than 10 per cent: ***purchase of aircraft, increase of material assets stock.*** 2.2. The date when the event(s) which caused a one-time increase or decrease of the issuer's assets' value by more than 10 per cent occurred: ***May 01, 2008.*** 2.3. Value of the issuer's assets as of the date of termination of the reported period (quarter, year), previous to that in which the corresponding event(s) arose: as of January 01, 2008: ***13 257 312 thousand rubles.*** 2.4. Value of the issuer's assets as of the end date of the reported period (quarter, year) in which the corresponding event(s) occurred: as of April 01, 2008: ***16 790 957 thousand rubles.*** 2.5. Change of the issuer assets value, in rubles and in percentage: ***3 533 645 thousand rubles; 26.65 per cent.***

3. Signatures	
3.1. Deputy CEO	Nikolay Parfenov
3.2. May 04, 2008	
3.3. Chief accountant	Vitaliy Pozdnyakov
3.4. May 04, 2008	

24. 06/05/08 **UTair's Airliner Named After Geologist Farman Salmanov**. UTair assigns the airline's Tu-154M liner the name of Farman Salmanov.

UTair's airliner named after geologist Farman Salmanov

06.05.2008

General Director of UTair (UTair Aviation, JSC) Andrei Martirosov has assigned the airline's Tu-154M liner (side number RA-85805) the name of Farman Salmanov, the person who discovered oil in Siberia and was one of the world's most prominent researchers and geologists. The honored geologist of the Russian Federation, Hero of Socialist Labor, honored oil and gas industry worker, Farman Kurban ogly Salmanov made an immense contribution to the formation of the country's oil and gas industry. He supervised and took an active part in the discovery of over 150 oil and gas fields which became the base for oil and gas producing facilities in Western Siberia.
UTair's plane bearing Farman Salmanov's name made its first flight between Tyumen and Munich on April 22, 2008, a route which has risen to popularity among UTair's passengers.

Other UTair aircraft also bear the names of outstanding people who made considerable contributions to the discovery of Russia's resources and the development of its civil aviation, including leading liners in its air fleet named after Viktor Muravlenko, Vasily Bakhilov, Antonina Grigoryeva, Pyotr Panov, Roman Marchenko, Konstantin Luzhetsky, and Vladimir Kuleshov.

25. 05/13/08 **UTair Increases Amount of Carried Passengers by 26.9% in First Four Months of 2008**. JSC UTair Aviation passenger numbers increase 26.9% from the same period in 2007.

UTair increased amount of carried passengers by 26.9% in first 4 months 2008

13.05.2008

JSC UTair Aviation carried 926,850 passengers over the period of January–April, 2008, up 26.9% from the same period in previous year. Volume of mail carried by transport aircrafts increased by 47,5% over the period of January–April 2008. UTair's helicopters flying time amounted to 15,687 hours, up 12.7% from the same period in previous year.
According to business plan UTair's profit is expected to rise 55% in 2008 reaching 33 billion of rubbles. Company's airplanes and helicopters flying time will rich 240,000 hours. 4 billion of passengers will be carried out and 20 new routes introduced. Helicopter operations will be held in Russia and eleven other countries.

The main airline's operating figures for January–April 2008 are detailed in the table below:

	Operating indicators	Unit	4 months 2007	4 month 2008	Change, %
	Transport aviation				
	Passenger traffic	thousands of pass.-km	1,090,550.5	1,358,708.1	124.6
	Passengers carried out	people	730,165	926,850	126.9
	Flying time	hours	34,183	44,388	129.9
	Mail carried out	tons	547.3	807.1	147.5
	Aerial work (helicopters)				
	Flying time	hours	13,920	15,687	112.7

26. 05/19/08 **UTair Puts Into Operation ATR-72 Airplanes.** UTair Aviation begins ATR-72 liner operations.

UTair puts into operation ATR-72 airplanes

19.05.2008

UTair Aviation has started ATR-72 liner operation of the European manufacture within the program of passenger air fleet modernization. One of the airplanes of this type got by the company has executed the first regular passenger flight on May, 8th, 2008 on a route Tyumen – Surgut.
Within the ATR-72 examination program UTair pilots have passed in Europe the course of theoretical and practical training, and also all necessary trainings for unassisted flights.
Airplane maintenance performed by the employees of affiliate UTair-Technic who have passed special training.
ATR-72 airplanes have identical interior configuration with 68 seats. It's planned to use the airplanes of this type on routes with high potential on passenger demand since June, 2008. It will be international flights from Moscow to Ukraine and Baltics, and regional in Western Siberia and Volga region.

Commissioning of this type of an aircrafts will allow UTair to create optimum structure of regional airplanes park which will correspond to requirements of developing passenger traffic market. Also it will help to cut down fuel costs and, finally, will give to the company opportunities to provide more competitive product in the passenger traffic market.
Quantity of ATR-72 airplanes in UTair park will reach 3 units in 2008.

Reference.
ATR-72 operating costs is substantially smaller than for domestic An-24 and Yak-40 airplanes.
Characteristics:
Type: a regional turbo-prop airplane
Crew: 2 persons
Passengers: 68 persons
Aircraft performance characteristics:
Cruising speed – 510 km/h
Maximum takeoff weight – 21,500 kg
Overall dimensions: Wing span/Length 27.05/27.166 m

27. 05/29/08 **UTair has no Problems with Fuel in Vnukovo**. UTair announces there will be no shortage of fuel at their main Moscow airport.

UTair has no problems with fuel in Vnukovo

29.05.2008

"Problems with fuel supply will not affect the regularity of UTair Aviation flights",– the general manager of the company Andrey Martirosov announced, commenting the question of possible aviation fuel shortage in Moscow air junction raised by mass-media.

Vnukovo – main UTair airport in Moscow, largest traffic centre for the company flights. UTair purchases aviation kerosene directly from domestic oil companies to support flights in Vnukovo (over 40 flights per day). There is enough fuel in store to perform all company flights from Vnukovo in accordance with the timetable.

UTair is not only one of the largest aviation kerosene wholesale purchasers in the country, but also leading domestic aviation operator who serves oil-gas industry. Up to hundred airplanes and helicopters will be operated in 2008 to support the oil and gas extraction and transportation within the country and overseas.

"We guarantee fulfillment of commitments to passengers", – Andrey Martirosov concluded.

UTair aviation is the biggest Russian air carrier, which has over 300 aircrafts, and most developed route network in Russia. Company's airplanes make over 250 passenger flights per day. Company plans operate over 100 airplanes in 2008. 4 million passengers will be transferred, and 20 new routs will be introduced.

28. 06/11/08 **UTair's Passenger Traffic up 24.8% in January-May 2008**. UTair increases passenger traffic by 24.8% from the same period in 2007.

UTair's passenger traffic up 24.8% in January-May 2008

11.06.2008

UTair (UTair Aviation JSC) carried 1,191,606 passengers from January to May 2008, which is 24.8 percent more than in the corresponding period of last year.
The transportation of mail was up 41.8 percent in the first five months of this year.
UTair's helicopters spent 23,117 flight hours in the air, 11.7 percent more than in the same period last year.

According to UTair's business plan, the company's revenue will rise 55 percent in 2008 to RUB 33 billion (approx. $1.4bn). Its planes and helicopters will spend 240,000 hours in the air, carrying 4 million passengers. In addition, twenty new flight routes will be introduced. Helicopter operations will be carried out in Russia and in eleven foreign countries.

The table below contains the company's key operating indicators for January – May 2008:

No.	**Operating indicators**	Unit of measurement	5 months of 2007	5 months of 2008	growth, %
	Transport aviation				
	Passenger traffic	'000 passenger-kilometers	1,422,449.4	1,761,982.8	123.9
	Number of passengers carried	people	954,975	1,191,606	124.8
	Flying time	hours	44,494	56,210	126.3
	Mail carried	tonnes	682.9	968.2	141.8
	Aviation operations (helicopters)				
	Flying time	hours	20,747	23,177	111.7

29. 06/20/08 **UTair to Begin Flying to Palanga Resort**. UTair will launch regular flights from Moscow to the Baltic city of Palanga commencing June 30, 2008.

With UTair to Palanga resort

20.06.2008

UTair (UTair Aviation, JSC) will launch regular flights from Moscow to Palanga and back on June 30, 2008. Flights to Lithuania's "summer capital" will be conducted weekly on Mondays and Fridays from Vnukovo Airport on the European jet ATR-42.
Palanga is yet another Baltic city on UTair's flight map. Last fall, the company introduced a new flight destination that rapidly became very popular with passengers: Moscow-Vilnius, also operated with ATR-42 jets. For more than three years, UTair's planes have been connecting the Russian capital with Kaliningrad. UTair flights from Baltic cities to Vnukovo Airport are conveniently scheduled to allow for easy transfer to dozens of connecting UTair departures to other destinations both in Russia and abroad.
All existing benefits provided to UTair clients apply to Moscow-Palanga flights. In particular, discounts for round trip tickets bought in advance, young persons' tariffs, special rates for pensioners and people traveling in groups.
The Frequent Flyer Program provides awards to STATUS members in the form of free tickets in exchange for points accrued during each UTair flight.
The plane leaves Moscow at 11:55 a.m., and at 2:10 p.m. from Palanga.
The tickets are sold in all of UTair's offices. You can reserve tickets either in the company's offices or online at www.utair.ru.

UTair planes fly more than 1,500 flights weekly, and over 200 jets and helicopters conduct daily flights. According to these figures, UTair is Russia's largest air carrier. In 2008, the company plans to retain its development level by transferring 4 million passengers, which is 34% greater than in 2007. UTair is also poised to introduce 20 new flight destinations.

30. 06/24/08 **UTair Launches ATR 72 Flights Between Surgat and Nizhnekamsk.**
UTair introduces regular flights between Surgut and Nuzhnekamsk.

UTair launches ATR 72 flights between Surgut and Nizhnekamsk

24.06.2008

UTair (UTair Aviation JSC) has launched regular flights between Surgut, the largest city of the Khanty-Mansi autonomous region, with Nizhnekamsk, the center of Tatarstan's petrochemical industry. Flights are performed from Surgut on Thursdays and Sundays, on the European-built airliner ATR 72.

The recently acquired 68-seat ATR 72 planes are employed on routes with an increasing passenger traffic, connecting Surgut, Tymen, Ufa and Omsk. ATR 72 aircraft will also be used on other routes with potential for strong demand, such as international flights from Moscow to Ukraine and the Baltic republics and domestic flights to the Volga region and Siberia.

ATR aircraft are permitted to fly in the European Union, which allows UTair to expand its territory of operation. Towards the end of 2008, the company will have three ATR 72 planes, and their number will rise to nine by the end of 2009.

All advantages available for UTair's clients will also be applied on the new route between Surgut and Nizhnekamsk, including an opportunity to save on ticket costs buying two-way tickets in advance; youth discounts; special ticket prices for pensioners and passengers traveling in groups.

A special program to encourage frequent flyers, called STATUS, envisages rewards in the form of free tickets in exchange for points earned by participants each time they fly, as well as some other bonuses.

Departure time from Surgut is 10.30 a.m., and from Nizhnekamsk – 12:50 p.m.

Tickets are available through UTair's agent network. You can also reserve tickets in the company's ticket office and on the website www.utair.ru.

UTair's planes carry out more than 1,500 passenger flights a week. Over 200 plane and helicopter flights are performed daily, making UTair Russia's leading airline company in this respect. UTair expects to carry 4 million passengers in 2008, up 34 percent from last year. In addition, twenty new flight routes will be launched.

31. 06/25/08 **UTair Launches New Route from Moscow to Volgograd**. UTair commences daily flights between Moscow and Volgograd.

UTair launches new route from Moscow to Volgograd

25.06.2008

UTair (UTair Aviation, JSC) will commence daily flights from Moscow (Vnukovo) to Volgograd and back on June 30, 2008. The new route has been launched after multiple requests from the airline's passengers.
UTair planes undertake dozens of flights every day, connecting the cities of the Volga Federal District with Moscow and St. Petersburg, as well as other cities in Russia and abroad. Importantly, thanks to a convenient schedule and well thought-out connecting flights, the airline's passengers will be able to cut back on the time it takes them to reach their destinations as they travel from Astrakhan, Kazan, Nizhny Novgorod, Samara, and Cheboksary to cities in Siberia, such as Irkutsk, Tyumen, Surgut, Khanty-Mansiysk, Nizhnevartovsk, Novy Urengoy, and Noyabrsk.

Certain advantages have been retained for UTair customers on the new Moscow-Volgograd route, such as the opportunity to make savings on roundtrips and special fares for passengers on connecting flights via Moscow (with the possibility of a 5-day layover in the Russian capital). The STATUS frequent-flyer program awards participants with free tickets in exchange for points which they have accrued on each flight and a number of other bonus features.
Two classes of seating will be provided on Volgograd-Moscow flights: business and economy. Tickets can be booked at the airline's box offices and on the www.utair.ru website. Tickets are available through the entire UTair agency network.
Flights are scheduled to depart from Moscow at 12:20 p.m. and from Volgograd at 3:10 p.m.

UTair's planes carry out more than 1,500 passenger flights a week. Over 200 plane and helicopter flights are performed daily, making UTair Russia's leading airline company in this respect. UTair expects growth in passenger numbers to continue, and anticipates to carry 4 million people in 2008, up 34 percent from last year. In addition, twenty new flight routes will be launched.

32. 06/27/08 **UTair Aviation Starts Flights on AS 350 Helicopters by Eurocopter**. UTair will supplement its fleet with two AS 350B3 helicopters during the Summer of 2008.

Utair aviation starts flights on AS 350 helicopters by Eurocopter

27.06.2008

The Eurocopter AS 350B3 helicopter entered in the certificate of UTair Aviation operator. UTair's air fleet will be supplemented with 2 helicopters of this type during summer 2008. These helicopters were bought within company's "Light multipurpose helicopter" project which target is to expand the range of services provided to customers. AS 350B3 helicopters will be involved mainly in geological prospecting and geophysicist operations.

Since 2006 UTair successfully operates with light helicopters manufactured by Eurocopter. Their advantages are already appreciated by UTair clients: AS 355N and BO-105 helicopters perform VIP-clients transportation, oil- and gas-pipelines patrolling, photography and video filming, external loaded cargos delivery, and also perform flights within medical purposes.

Within the AS 350B3 helicopter examination program UTair pilots have passed the course of theoretical and practical (flying) training in the "Eurocopter training centre" (France), and perform training flights in Russia at present. Air company will start commercial flights on helicopters of this type.

UTair and Eurocopter actively develop cooperation: air company got in February 2008 status of the first purchaser of EC 175 helicopter—the new model of worldwide industry leader. Russian operator will receive 15 helicopters since 2012 with possibility to get the purchase option for another 15 aircrafts.

In the nearest future Russian helicopter operator UTair and Eurocopter will start implementation of the large-scale joint project on creation integrated centre of maintenance and operation of Eurocopter helicopters in Russia.

33. 07/01/08 **UTair Aviation Shareholders Approved the Annual Report.** UTair Aviation shareholders approve the Annual Report at its shareholders meeting on June 28, 2008.

UTair aviation shareholders approved the annual report

01.07.2008

The annual UTair Aviation shareholders meeting has taken place in Khanty-Mansiysk on June 28, 2008.

At meeting UTair shareholders approved annual report, annual account, profit and loss statement of the Company for 2007.

According to the annual report data UTair aviation has increased passenger traffic in 2007 by 23.1% in comparison with 2006.

Air company has carried 2,924,993 passengers during 2007, 21.0% more in comparison with 2006.

Airplanes and helicopters flew 197,980 flying hours during reported period, having exceeded 2006 numbers by 17.3%.

Income of OJSC UTair Aviation for 2007 is 21 billion 927 million rubles, 35.4% more than in 2006.

According to the financial performance measures company has received 438 million 71 thousand of net income in 2007—66% above the 2006 numbers.

At meeting shareholders confirmed dividend payment at a rate of 0.228 rubles per share, 65.2% more than in 2006.

New members of Supervisory board and Audit commission of UTair Aviation were elected.

Air company auditors for 2008 were also selected: Rosexpertiza (MRI) for audit of financial and economical activities of the company in accordance with legislative acts of Russian Federation, and Ernst&Young for audit in accordance with international standards of financial reporting.

In 2008 UTair main activities are the passenger traffic with airplanes and helicopter operations in Russia and other countries.

The passenger carriage will be performed with more than 110 airplanes (10 Boeing 737-500, 14 ATR-42, 3 ATR-72, 21 Tu-154, 31 Tu-134, 24 An-24, 8 Yak-40). Company plans to transfer some 4 million passengers during 2008, 36% more than in 2007.

According to the business plan helicopter operations program contains 85,115 hours, 15.2% more than 2007 numbers. The program will be realized with more than 150 helicopters (Mi-8T—89, Mi-8MTV—44, Mi-26—14, BO 105—4, AS 355N—1, AS 350—2, Mi-8PS—2).

34. 07/02/08 **UTair Holds Operation in Congo in Search of Lost Aircraft with Russian Crew**. The Foreign Ministry of Russia requests UTair to conduct a search in the Democratic of Congo for an Antonov AN -12 aircraft that was lost in September 2007. The plane had a Russian crew.

UTair holds operation in Congo in search of lost aircraft with Russian crew

02.07.2008

UTair (UTair Aviation, JSC) has conducted an operation in the Democratic republic of Congo upon the request of the Foreign Ministry of Russia in search of a jet that went missing in September 2007. An Antonov AN-12 aircraft with Russian crew on board was lost while performing a flight from Kisangagni to Goma.

UTair pilots headed by commander of the air group Oleg Belevikin took great care in their preparations for the operation. Having analyzed information about the route of An-12, they defined the search area of 25 kilometers in width and 85 kilometers in length. The work was complicated by the nature of the geographical conditions, as the whole of the search area is a jungle with dense overgrowth.

Upon receipt of the approval of the UN mission in Congo and the country's aviation authorities, UTair Aviation helicopters thoroughly reconnoitered the area for five days trying to locate the possible crash site, but found no sings of a plane crash in this sector.UTair Aviation undertook all the costs of the operation.

UTair is the world's largest helicopter operator. The company's air groups have more than 15 years of experience in working thousands of kilometers away from their main base. The fleet and highly professional staff ensure high quality and safety on even the most complex and hazardous aeronautical missions, including search and rescue and emergency-rescue operations in all climates and geographical conditions.

35. 07/10/08 **Material Event Notification.** Information on the resolutions of the General Meeting.

MATERIAL EVENT NOTIFICATION

Information on the resolutions of the General Meeting

1. General	
1.1. Full trade name of the issuer (name for a non-commercial establishment)	*Open Joint-Stock Company UTair Aviation*
1.2. Abbreviated trade name of the issuer	*UTair Aviation, JSC*
1.3. The registered office of the issuer	*628012 Russia, Khanty-Mansiyskiy autonomous district, Khanty-Mansiysk, Airport*
1.4. OGRN (Primary State Registration Number) of the issuer	*1028600508991*
1.5. VAT number of the issuer:	*7204002873*
1.6. Unique issuer code, assigned by the registering authority:	*00077-F*
1.7. Web-page used by the issuer for publishing the information:	*http://www.utair.ru*

2. Contents

2.1. General Meeting type: ***annual***

2.2. General Meeting form: ***joint attendance of the shareholders with preliminary provision of voting bulletins (meeting)***

2.3. Date and place of the meeting: ***June 28, 2008, 12.00 a.m. (Khanty-Mansiysk time); address: Khanty-Mansiysk, Khanty-Mansiyskiy autonomous district of Tyumen region, Airport, UTair Aviation, JSC office.***

2.4. General Meeting quorum: ***at the moment of the meeting opening the following persons have been registered: shareholders and their authorized representatives possessing 467 432 595 votes in total. The quorum exists.***

2.5. Issues put to a vote and voting results:

<u>**Issue No. 1 of the agenda:**</u>

On approval of the Annual Report, of the Annual Book-Keeping Report, including profit and loss statement of UTair Aviation, JSC for 2007; distribution of net profit (losses) of UTair Aviation, JSC for 2007, including payment (declaration) of dividends, approval of dividend rate, form and payment term.

"For" - 464 387 495 votes, "Against" - 0 votes, "Abstained" - 16 000 votes.

<u>Issue No. 2 of the agenda:</u> on election of the Supervisory Board of UTair Aviation, JSC

"For"- 3 241 970 165 votes, "Against"- 0 votes, "Abstained" - 0 votes.

The votes distributed among the candidate members of the Supervisory Board as follows:

Mr. Andrey Kuivashev– 436 686 469 votes;
Mr. Ilya Larichev – 436 650 269 votes;
Ms. Lyudmila Loginovskaya – 436 770 469 votes;
Mr. Andrey Martirisiv – 621 640 751 votes;
Mr. Vyacheslav Novitskiy – 436 740 269 votes;
Mr. Alexander Popyzenko – 436 671 469 votes;
Mr. Andrey Pototskiy – 130 000 votes;
Mr. Sergey Savin – 436 680 469 votes.

<u>Issue No. 3 of the agenda:</u> on election of the Auditing Commission of UTair Aviation, JSC.

Candidate Mr. Ruslan Gabdulkhakov:
"For" – 464 081 495 votes, "Against" – 4 100 votes, "Abstained" –50 000 votes.
Candidate Ms. Viktoria Litvin
"For" – 464 085 595 votes, "Against" – 0 votes, "Abstained" – 50 000 votes.
Candidate Ekaterina Potapova:
"For" – 464 161 195 votes, "Against" – 4 000 votes, "Abstained" – 32 400 votes.

<u>Issue No.4 of the agenda:</u> on approval of UTair Aviation, JSC auditors.

4.1. Proposal: "Approval of Rosexpertiza, LLC as an auditor of UTair Aviation, JSC concerning the compliance of UTair financial and economic activities with the RF legal acts for 2008.

For – 464 427 595 votes, "Against" – 0 votes, "Abstained" – 24 000 votes.
4.2. Proposal: "Approval of Ernst& Young as an auditor of UTair Aviation, JSC concerning the international standards of financial accountancy for 2008".
"For" – 464 353 595 votes, "Against" – 0 votes, "Abstained" –34 000 votes.

<u>Issue No.5 of the agenda:</u> **on approval of UTair revised Articles of Association.**
"For" - 464 431 595 votes, "Against" - 4 000 votes, "Abstained"- 20 000 votes.

<u>Issue No.6 of the agenda:</u> **on approval of the revised Regulation on the General Meeting of UTair Aviation, JSC.**
"For" - 464 431 595 votes, "Against"- 4 000 votes, "Abstained" - 20 000 votes.

<u>Issue No.7 of the agenda:</u> **on approval of the revised Regulation on the Supervisory Board of UTair Aviation, JSC.**
"For" - 464 435 595 votes, "Against" - 4 000 votes, "Abstained" - 16 000 votes.

<u>Issue No.8 of the agenda:</u> **on approval of the revised Regulation on the CEO of UTair Aviation, JSC.**
"For" - 464 427 595 votes, "Against" -8 000 votes, "Abstained" - 20 000 votes.

<u>Issue No.9 of the agenda:</u> **on approval of the revised Regulation on the Managing Board of UTair Aviation, JSC.**
"For" - 464 427 595 votes, "Against" - 8 000 votes, "Abstained" - 20 000 votes.

<u>Issue No.10 of the agenda:</u> **on approval of the revised UTair Regulation on the Auditing Commission.**
"For" - 464 431 595 votes, "Against" - 4 000 votes, "Abstained" - 16 000 votes.

<u>Issue No.11 of the agenda:</u>

11.1. "In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it is proposed to approve further execution of the contracts made between UTair Aviation, JSC and affiliated UTair Companies in the course of its routine business activities, provided that each of these contracts is aimed at the fulfillment of the Company activities covered by the Articles of Association of UTair Aviation, JSC and contract price does not exceed the limits prescribed for the executive bodies of UTair Aviation, JSC by the Federal Law On Joint-Stock Companies and by the Articles of Association of UTair Aviation, JSC. This resolution is valid till the Annual General Meeting 2008".
"For" – 456 265 864 votes, "Against" – 0 votes, "Abstained"– 16 000 votes.

11.2.1. "In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it is proposed to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC, subject to which the bank shall receive and transfer money to the accounts set up by UTair Aviation, JSC, and perform account operations in accordance with the instructions of UTair Aviation, JSC subject to conditions declared by Khanty-Mansiyskiy Bank, JSC and as per the bank's tariffs".
"For" – 464 396 595 votes, "Against" – 4 000 votes, "Abstained" – 16 000 votes.

11.2.2. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it is proposed to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC subject to which Khanty-Mansiyskiy Bank, JSC shall render the following services by means of the Internet Bank-Client System: the acceptance of UTair electronic payment documents for settlements, issuance of account statements and other electronic document management, and UTair Aviation, JSC shall pay all rendered services as per the current bank's tariffs".
"For" – 464 394 595 votes, "Against" – 4 000 votes, "Abstained" – 18 000 votes.

11.2.3. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it is proposed to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC concerning getting a bank loan for the total maximum amount of 2 600 000 000 (two billion six hundred million) rubles, for

the period of up to 5 years subject to the following conditions: not more than 9.7% per year for US dollar/EURO loans and not more than 12% for RUB loans".
"For" – 464 382 595 votes, "Against" – 4 000 votes, "Abstained" – 30 000 votes.

11.2.4. "In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it is proposed to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC; under such transactions the bank shall provide Bank Guarantees for the total maximum amount of 400 000 000 (four hundred million) rubles, each Bank Guarantee being valid for 36 months maximum, and UTair Aviation, JAC shall pay banking fee not exceeding 3 per cent of guarantee amount per year".
"For" – 464 394 595 votes, "Against" – 4 000 votes, "Abstained" – 18 000 votes.

11.2.5. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it is proposed to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC; under such transactions UTair Aviation, JSC shall provide Security in the form of UTair Aviation, JSC assets pledge (mortgage) for the total maximum amount of 3 400 000 000 (three billion four hundred million) rubles".
"For" – 464 386 595 votes, "Against" – 0 votes, "Abstained" – 30 000 votes.

2.6. Wordings of resolutions passed by the General Meeting:

<u>Issue No. 1 of the agenda:</u> "The Annual Report, the Annual Book-Keeping Report including profit and loss statement (profit-and-loss accounts) of UTair Aviation, JSC for 2007 shall be approved; profit of UTair Aviation, JSC for 2007 shall be allocated in accordance with the recommendations of the Supervisory Board; dividends for 2007 shall be paid in the amount of 0.228 rubles per one ordinary registered share. Dividends shall be paid in accordance with the procedure recommended by the Supervisory Board by the end of the financial year; the payment shall be commenced on October 01, 2008".

<u>Issue No. 2 of the agenda:</u> In accordance with the existing law the following persons have been elected to the Supervisory Board by a majority of vote:
1. **Mr. Andrey Martirosov**
CEO, UTair Aviation, JSC
2. **Ms. Lyudmila Loginovskaya**
Chief Law Department, Surgutneftegaz, JSC
3. **Mr. Vyacheslav Novitskiy**
First Deputy Chairman of the Government of Khanty-Mansiyskiy Autonomous district Ugra
4. **Mr. Andrey Kuivashev**
Deputy CEO, Insurance Company Surgutneftegaz, LLC
5. **Mr. Sergey Savin**
Director of Production, Technical and Equipment Support Department, Surgutneftegaz, JSC
6. **Mr. Alexander Popyzenko**
Deputy Chief Assets Management Department, Surgutneftegaz, JSC
7. Mr. Ilya Larichev
Chief Investment Analyst, Corporate Management and Analysis Department, Surgutneftegaz, JSC

<u>Issue No. 3 of the agenda:</u>
The following persons have been elected to the Auditing Commission of UTair Aviation, JSC:
1. **Mr. Ruslan Gabdulhakov**
Head of Financial Management Unit of the Financial Department, Surgutneftegaz, JSC.
2. **Ms Victoria Litvin**
Corporate lawyer, category I, Law Department, Surgutneftegaz, JSC.
2. **Ms Ekaterina Potapova**
Auditor, category I, Supervision and Audit Unit, Surgutneftegaz, JSC.

<u>Issue No. 4 of the agenda:</u> "Rosexpertiza, LLC shall become an approved auditor of UTair Aviation, JSC for 2008 with regard to compliance of UTair financial and economic activities with the RF legal acts.

Ernst& Young shall become an approved auditor of UTair Aviation, JSC for 2008 with regard to the international standards of financial accountancy".

Issue No. 5 of the agenda: "It was decided to approve the new revision of the Articles of Association of UTair Aviation, JSC".

Issue No. 6 of the agenda: "It was decided to approve the new revision of the Regulation on the General Meeting of UTair Aviation, JSC".

Issue No. 7 of the agenda: "It was decided to approve the new revision of the Regulation on the Supervisory Board of UTair Aviation, JSC".

Issue No. 8 of the agenda: "It was decided to approve the new revision of the Regulation on the CEO of UTair Aviation, JSC".

Issue No. 9 of the agenda: "It was decided to approve the new revision of the Regulation on the Managing Board of UTair Aviation, JSC".

Issue No. 10 of the agenda: "It was decided to approve the new revision of the Regulation on the Auditing Commission of UTair Aviation, JSC".

Issue No. 11 of the agenda:
11.1. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it was decided to approve further execution of the contracts made between UTair Aviation, JSC and affiliated UTair Companies in the course of its routine business activities, provided that each of these contracts is aimed at the fulfillment of the Company activities covered by the Articles of Association of UTair Aviation, JSC and contract price does not exceed the limits prescribed for the executive bodies of UTair Aviation, JSC by the Federal Law On Joint-Stock Companies and by the Articles of Association of UTair Aviation, JSC. This resolution is valid till the Annual General Meeting 2008.

11.2.1. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it was decided to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC, subject to which the bank shall receive and transfer money to the accounts set up by UTair Aviation, JSC, and perform account operations in accordance with the instructions of UTair Aviation, JSC subject to conditions declared by Khanty-Mansiyskiy Bank, JSC and as per the bank's tariffs.

11.2.2. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it was decided to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC subject to which Khanty-Mansiyskiy Bank, JSC shall render the following services by means of the Internet Bank-Client System: the acceptance of UTair electronic payment documents for settlements, issuance of account statements and other electronic document management, and UTair Aviation, JSC shall pay all rendered services as per the current bank's tariffs.

11.2.3. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it was decided to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC concerning getting a bank loan for the total maximum amount of 2 600 000 000 (two billion six hundred million) rubles, for the period of up to 5 years subject to the following conditions: not more than 9.7% per year for US dollar/EURO loans and not more than 12% for RUB loans.

11.2.4. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it was decided to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by

UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC; under such transactions the bank shall provide Bank Guarantees for the total maximum amount of 400 000 000 (four hundred million) rubles, each Bank Guarantee being valid for 36 months maximum, and UTair Aviation, JSC shall pay banking fee not exceeding 3 per cent of guarantee amount per year. 11.2.5. In accordance with Chapter XI of the Federal Law On Joint-Stock Companies it was decided to approve those transactions UTair Aviation, JSC has certain interest in, which can be further executed by UTair Aviation, JSC in the course of routine business activity, namely transactions (including inter-related transactions) between UTair Aviation, JSC and Khanty-Mansiyskiy Bank, JSC; under such transactions UTair Aviation, JSC shall provide Security in the form of UTair Aviation, JSC assets pledge (mortgage) for the total maximum amount of 3 400 000 000 (three billion four hundred million) rubles.
3. Signature:
3.1. Deputy CEO Nikolay Parfenov 3.2. July 10, 2008.

36. 07/14/08 **UTair Boosts Number of Carried Passengers 20.7% in January-June.** UTair (UTair Aviation, JSC) increases passengers carried by 20.7% from the same period in 2007.

UTair boosts number of carried passengers 20.7% in January-June

14.07.2008

UTair (UTair Aviation, JSC)carried 1,514,450 passengers in January-June 2008, which is 20.7 percent higher than in the corresponding period a year earlier. In addition, the company also made substantial advances in other performance indicators over the reporting period. In particular, passenger traffic went up 19.7 percent.
The amount of mail carried by the airline's transport aircraft increased 35.1 percent in the first six months of the year.
UTair's fleet logged 70,048 flight hours, a 22.4-percent rise from the previous year. Helicopter flying time alone amounted to 31,671 hours, which is 13.7 percent greater than in January-June 2007.

According to UTair's business plan, the company's revenue will rise 55 percent in 2008 to RUB 33 billion (approx. $1.4bn). Its planes and helicopters will spend 240,000 hours in the air, carrying 4 million passengers. In addition, twenty new flight routes will be introduced. Helicopter operations will be carried out in Russia and in eleven foreign countries.

The main operating figures for the airline's activity during January-June 2008 are presented in the chart below:

Operating Indicators	Unit of measurement	January-June 2007	January-June 2008	Growth, %
Transport Aircraft				
Passenger traffic	'000 passenger-kilometers	1 933 273, 0	2 314 818, 8	119,7
Number of passengers carried	People	1 254 415	1 514 450	120,7
Flying time	Hours	57 248	70 048	122,4
Mail carried	Tonnes	806, 9	1 090, 2	135,1
Helicopter Operations				
Flying time	hours	27 879	31 671	113,7

You can visit www.utair.ru to learn more about UTair Aviation.

37. 07/15/08 **UTair's ATR Jets Complete Over 10,000 Flights**. UTair (UTair Aviation, JSC) increases the number of ATR jets in its fleet to fourteen.

UTair's ATR jets completed over 10,000 flights

15.07.2008

UTair (UTair Aviation, JSC) has boosted the number of ATR jets in its fleet to 14 aircraft. The company started using European jets in 2006 as part of the program to modernize its passenger aircraft fleet. Today, UTair's regional flights are operated by 12 ATR-42 and 2 ATR-72 jets.
ATR jets rapidly became popular with the company's passengers. From the start of their use, UTair's ATR-42 and ATR-72 aircraft have carried more than 330,000 passengers and conducted over 10,000 flights.
ATR jets, known for their high levels of fuel efficiency and comfortable cabin, conduct more than 40 flights each day in Russia and abroad. You can spot ATR jets with UTair logo in over two dozen airports, anywhere from Irkutsk to Vilnius.
The use of ATR aircraft allows UTair Aviation to create the best structure of the regional jet fleet, which complies with the demand of the growing aviation services market, as well as to cut fuel costs, which ultimately makes the company more competitive on the aviation services market.

According to UTair's business plan, 4 million passengers will be carried on passenger flights, with 600,000 passengers carried on regional flights in 2008; 20 new flight destinations will be introduced. The company's ATR fleet will expand to 17 jets: 14 ATR-42 and 3 ATR-72.

You can visit www.utair.ru to learn more about UTair Aviation.

38. 07/16/08 **Baltschug Kempinski Moscow Hotel Makes Special Offer to UTair Customers**. UTair and Baltshug Kempinski Moscow Hotel offer all UTair passengers traveling via Moscow to begin their vacations with a stay in the hotel during July-August 2008.

Baltschug Kempinski Moscow hotel makes special offer to UTair customers

16.07.2008

UTair (UTair Aviation, JSC) and Baltschug Kempinski Moscow Hotel are pleased to offer all of the airline's passengers traveling via Moscow to begin their vacations with a stay in one of Russia's best hotels in July-August 2008. In this special offer, UTair flyers can book double rooms with a unique discount from the original cost of the room.
Baltschug Kempinski Moscow offers premium class service and a convenient location in a luxurious historical part of Moscow in close proximity to the Kremlin.
To book a room, please call +7 (495) 230 5500, or visit www.kempinski-moscow.com (advertising campaign code: SUMMER). The special price for double rooms will be offered at the customer's request upon presentation of UTair air tickets, if there are any vacant rooms.

UTair and Baltschug Kempinski Moscow Hotel are actively cooperating under the STATUS Frequent Flyer Program. Program members are awarded special benefits by the hotel: if they have earned enough points on their accounts, they can spend a weekend in a room looking out onto the Kremlin. Furthermore, an extra 170 points will be accrued on the accounts of STATUS program members for staying in any room at Baltschug Kempinski Moscow Hotel.

You can visit www.utair.ru to learn more about the Airline.

39. 08/04/08 **Material Event Notification.** Information about the events resulted in a one-time increase/decrease of the issuer's assets value by more than 10 per cent.

MATERIAL EVENT NOTIFICATION

Information about the events resulted in a one-time increase/decrease of the issuer's assets' value by more than 10 per cent.

1. General:
1.1. Full trade name of the issuer (name for a non-commercial establishment): **Open Joint-Stock Company UTair Aviation.**
1.2. Abbreviated trade name of the issuer: ***UTair Aviation, JSC.***
1.3. The registered name of the issuer: ***628012 Russia, Khanty-Mansiyskiy autonomous district, Khanty-Mansiysk, Airport.***
1.4. Primary State Registration Number of the issuer: ***1028600508991***
1.5. VAT number of the issuer: ***7204002873***
1.6. Unique issuer code, assigned by the registering authority: ***00077-F***
1.7. Web-page used by the issuer for publishing the information: ***http://www.utair.ru***

2. Contents:
2.1. Event(s) which caused a one-time increase or decrease of the issuer's assets' value by more than 10 per cent: ***fleet renovation.***
2.2. The date when the event(s) which caused a one-time increase or decrease of the issuer's assets' value by more than 10 per cent occurred: ***August 01, 2008.***
2.3. Value of the issuer's assets as of the date of termination of the reported period (quarter, year), previous to that in which the corresponding event(s) occurred: as of April 01, 2008: ***16 790 957 thousand rubles.***
2.4. Value of the issuer's assets as of the end date of the reported period (quarter, year) in which the corresponding event(s) occurred: as of July 01, 2008: ***21 142 015 thousand rubles.***
2.5. Change of the issuer assets value, in rubles and in percentage: ***4 351 058 thousand rubles; 26 per cent.***

3. Signatures
3.1. Deputy CEO Nikolay Parfenov

3.2. August 04, 2008

3.3. Acting Chief Accountant Oksana Grabarovskaya

3.4. August 04, 2008

40. 08/04/08 **UTair Opens Photo Exhibit in the Sky**. UTair and famous Parisian photo artist Kremer-Khomassouuridze have launched Music in the World and Above the World, to be presented to the public on UTair flights.

UTair opens a photo exhibit in the sky

04.08.2008

UTair (UTair Aviation, JSC) and a famous Parisian photo artist Kremer-Khomassouuridze have launched an unusual project called Music in the World and Above the World. Starting in August, the photo works from the LIVE MUSIK project, which were first exhibited during the Moscow World Fine Art Fair in Manezh, will be presented to the public on UTair flights.
Alexandra Kremer-Khomassouridze's LIVE MUSIK project comprises photo images of the most prominent musicians: Gidon Kremer, Yury Bashmet, Vladimir Spivakov, Yury Temirkanov, Valery Gergiyev, Yevgeny Kisin, and Gennady Rozhdestvensky, among others.
The collection will begin its journey on UTair's planes in Khanty-Mansiysk and continue traveling to various parts of the world. Later on, Alexandra Kremer-Khomassouridze's works will be returned to the capital of the Khanty-Mansiysk Autonomous Region, where the air carrier will donate them to Yugra-Klassik, one of Russia's largest theater and concert centers.
UTair is one of Russia's largest air carriers with the most extensive route network in the country. UTair's airplanes conduct more than 250 passenger flights daily. The company plans to carry 4 million passengers in 2008, which is 34% greater than in 2007. According to UTair's business plan, 20 new flight destinations will be introduced. Moreover, the flying time of the company's jets and helicopters is expected to amount to 240,000 hours in 2008, which is 20% more than in the previous year.

You can visit www.utair.ru to learn more about UTair Aviation.

41. 08/12/08 **UTair Boosts Passenger Traffic by 18.3% in January-July**. UTair increases passenger traffic by 18.3% from the same period in 2007.

UTair boosts passenger traffic by 18.3% in january-july

12.08.2008

UTair (UTair Aviation, JSC) carried 1,884,765 passengers in the period from January to July 2008, an increase of 18.3 percent from the same period in 2007.
In addition, the company also substantially improved other performance indicators in the reporting period. In particular, passenger traffic rose 17.1 percent.
From January to July 2008, the volume of mail carried by the airline's transport aircraft went up by 25.2 percent.
UTair's airplanes logged 84,668 flight hours, up 20.2 percent from the previous year.
UTair's helicopter flying time amounted to 40,757 flight hours, up 19.6 percent from the previous year.

According to UTair's business plan, its revenue is expected to rise 55 percent in 2008 reaching RUB 33bn (approx. USD 1.34bn). The airline's planes and helicopters will spend some 240,000 hours in the air in 2008. Some four million passengers are expected to be carried and 20 new routes introduced. Helicopter operations will be held in Russia and eleven other countries.

The main operating figures for the airline's performance in January-July 2008 are set forth in the chart below:

No.	**Operating Indicators**	Unit of measurement	January-July 2007	January-July 2008	Growth, %
	Transport Aircraft				
	Passenger traffic	'000 passenger-kilometers	2,526,416.9	2,958,536.9	117.1
	Number of passengers carried	people	1,593,598	1,884,765	118.3
	Flying time	hours	70,461	84,668	120.2
	Mail carried	tonnes	967.3	1,211.4	125.2
	Helicopter Operations				
	Flying time	hours	34,066. 2	40,757	119.6

You can visit www.utair.ru to learn more about the Airline.

42. 08/25/08 **UTair Aviation Held the Visiting with UTair Show in Tyumen.** UTair held an air display of various aircraft in use by the airline in Tyumen on August 23, 2008 at the Plekhanovo airport.

UTair Aviation held the Visiting with UTair air show in Tyumen

25.08.2008

UTair Aviation held the Visiting with UTair air show in Tyumen on August 23, 2008 at the Plekhanovo airport.

The spectators saw an air display (a demonstration of flying maneuvers at low altitudes over the Plekhanovo airfield) of various aircraft in use by the airline: Tu-154, Tu-134, ATR-42, An-24, and Yak-40. Highly professional UTair pilots demonstrated the capabilities of the Mi-8 helicopter: a landing operation, flight with a helibucket, rescue operations, etc. The air display also included Mi-26, the world's most powerful helicopter (with the unloading of an automobile after landing) and the lightest helicopter in UTair's fleet, the AS 355N, made by Eurocopter.

Tyumen's residents and visitors had an opportunity to get a bird's eye view of the city. Flight excursions were carried out on UTair's An-2 airplane and Mi-8 helicopter.

UTair Aviation owns a fleet of more than 150 aircraft and about 200 helicopters, used in Russia and abroad. In 2008, UTair's jets and helicopters will transfer nearly 4 million passengers.

43. 09/01/08 **President of Russia Decorates UTair Pilot**. President Dmitry Medvedev has signed a decree awarding the title of Honorary Pilot of the Russian Federation to senior flight instructor Vyacheslav Malets.

President of Russia decorates Utair pilot

01.09.2008

President of Russia Dmitry Medvedev has signed a decree awarding the title of Honorary Pilot of the Russian Federation to senior flight instructor of UTair (UTair Aviation, JSC) Vyacheslav Malets.

Vyacheslav Malets started his career with the airline in 1972 after his graduation from the Kremenchug Flight School for Civil Aviation. During his flight career he learned to pilot almost every type of Mil helicopter.

Vyacheslav Malets played a direct role in operational tests of the heavylift Mi-26T (the helicopter capable of carrying the heaviest weight in the world) in harsh Siberian conditions. He has been a member of the air support team for numerous UN peacekeeping missions worldwide as the head of a group of the airline's specialists.

Vyacheslav Malets currently holds the position of UTair's flight instructor. He is a qualified first-class civil aviation pilot and his total fail-safe flying time amounts to 18,000 flight hours.

The awardee received the joyful news of the title in the Republic of Sudan, where he is on a special assignment as the head of UTair's air team which includes nearly a hundred people and 21 Mi-26, Mi-8MTV and Mi-8T helicopters.

44. 09/03/08 **UTair's Boeing 737s transport Over 100,000 Passengers.** UTair increases the number of Boeing 737-500 airplanes to ten.

UTair's Boeing 737s Transport over 100,000 Passengers

03.09.2008

UTair (UTair Aviation JSC) will increase the number of Boeing 737-500 airplanes to ten in its fleet in 2008. The company began operating these airliners in February of this year as part of its fleet modernization program. UTair's routes are currently serviced by four Boeing 737-500s. Boeing 737-500 aircraft quickly gained popularity among the airline's passengers. Since being put into operation, these liners, noted for their convenient cabin space and high fuel efficiency, have performed over a thousand flights and transported over 100,000 people.
The use of Boeing 737-500 liners enables UTair to compose an optimal aircraft fleet structure that corresponds to the needs of the developing air transportation market, as well as cut back its fuel consumption costs, which ultimately allows the company to provide an even more competitive product for the passenger transportation market.

UTair is in the middle of a large-scale aircraft fleet modernization program. According to signed contracts, the number of Boeing 737-500s will reach 21 in the summer of 2009. As early as this year, the number of regional ATR-42/72 jets will be increased to 17. Furthermore, a public tender, announced by UTair to select a commercial civil jet, is still open for bids. Among the bidders to supply 35 liners to replace Tu-134s are world leading aircraft manufacturers.
A firm agreement between UTair and Eurocopter was signed in 2008 for the supply of new EC 175 helicopters. Starting from 2012, the Russian operator will receive 15 EC 175s with an option to buy a further 15 craft. An unprecedented contract in Russian aviation history was signed with the Ulan-Ude Aviation Plant for the supply of 40 new Mi-171 helicopters.

45. 09/11/08 **UTair Hikes Number of Carried Passengers 16.2% in January-August**. UTair increases number of passengers by 16.2% from the same period in 2007.

UTair hikes number of carried passengers 16.2% in January-August

11.09.2008

UTair (UTair Aviation, JSC) carried 2,258,050 passengers from January-August 2008, which is 16.2 percent higher than in the corresponding period of the previous year. In addition, the company made substantial advancements throughout the reporting period in other performance indicators as well. In particular, passenger traffic increased 15.2 percent.

The amount of mail carried by the airline's transport aircraft went up 20.5 percent in the first eight months of the year. UTair's fleet logged 99,478 flight hours, an 18.4-percent rise from the previous year.

Helicopter flying time alone amounted to 48,761 hours, which is 12.3 percent greater than in January-August 2007.

According to UTair's business plan, the company's revenue will rise 55 percent in 2008 to RUB 33 billion (approx. $1.4bn). Its planes and helicopters will spend 240,000 hours in the air, carrying 4 million passengers. In addition, twenty new flight routes will be introduced. Helicopter operations will be carried out in Russia and eleven foreign countries.

The main operating figures for the airline's activity during January-August 2008 are presented in the chart below:

No.	**Operating Indicators**	Unit of measurement	January-August 2007	January-August 2008	Growth, %
	Transport Aircraft				
	Passenger traffic	'000 passenger-kilometers	3,131,739.9	3,607,688.4	115.2
	Number of passengers carried	people	1,943,091	2,258,050	116.2
	Flying time	hours	84,005	99,478	118.4
	Mail carried	tonnes	1108.5	1 335.5	120.5
	Helicopter Operations				
	Flying time	hours	43,438	48,761	112.3

You can visit www.utair.ru to learn more about UTair Aviation.

46. 09/16/08 **UTair-Finance LLC Pays Coupon on Bonds**. UTair-Finance LLC, UTair (UTair Aviation, JSC) paid the tenth coupon on bonds of the second series on September 9, 2008.

UTair-Finance LLC pays coupon on bonds

16.09.2008

UTair-Finance LLC, UTair (UTair Aviation, JSC) subsidiary, paid the tenth coupon on bonds of the second series on September 9, 2008.
The total payout on securities of this series amounted to RUB 254.82bn (approx. USD 10bn), with an annual coupon rate set at 10.4 percent.
Despite a considerable increase in fuel prices, UTair Aviation has continued its development and boasts stability of operations. The company's airplanes make 250 flights per day. More than 120 of UTair helicopters make daily flights, and their flying time exceeds 6,000 hours per month. Thanks to the performance of its air fleet, UTair is an unrivaled leader on the Russian aviation services market.

UTair Aviation has a clean credit history, publishes financial statements under both RAS and IFRS (the company's statement under IFRS is audited by Ernst & Young), and carries out an extensive program on the modernization of its air fleet.

You can learn more about the placed bonds on the company's website www.utair.ru in the Bonds section.

47. 09/19/08 **UTair Aviation Publishes Consolidated Financial Stated for 2007.** UTair (UTair Aviation, JSC) completes the preparation and audit of its consolidated financial statement for 2007 under the International Financial Reporting Standards (IFRS).

UTair Aviation publishes consolidated financial statement for 2007

19.09.2008

UTair (UTair Aviation, JSC) has completed the preparation and audit of its consolidated financial statement for 2007 under International Financial Reporting Standards (IFRS).
The airline lays particular emphasis on the preparation and auditing of its IFRS-based financial statements as an important part of its overall strategy to enhance its transparency and investment attractiveness.
UTair's revenue from its core business stood at RUB 23bn (approx. USD 902.31m) in 2007, up 36.97 percent from 2006. Meanwhile, operating profit from core activities increased 16.8 percent compared with 2006, reaching RUB 145.6m (approx. USD 5.71m). EBITDA amounted to RUB 2.424bn (approx. USD 95m), having increased 26 percent from the previous year. Net profit stood at RUB 552.9m (approx. USD 21.69m) in 2007 from a year earlier.
The group's total asset value rose 38.1 percent to RUB 17.4bn (approx. USD 682.6m), including RUB 10.2bn (approx. USD 400.1m) in UTair's fixed assets.
The airline has seen positive dynamics in its operating cash flow, which amounted to RUB 1.5bn (approx. USD 58.8m) in 2007, or 9.7 percent greater than in 2006. The airline's statement was audited by one of the world's leading international auditing firms, Ernst & Young.

Visit www.utair.ru for a complete financial statement.

48. 09/22/08 **UTair Delivers UEFA Super Cup**. A UTair (UTair Aviation) aircraft transported one of the most honorable trophies in world football, the UEFA Super Cup, from St. Petersburg to Noyabrsk via Moscow on September 18, 2008.

UTair delivers UEFA Super Cup

22.09.2008

A UTair (UTair Aviation) aircraft transported one of the most honorable trophies in world football, the UEFA Super Cup, from St. Petersburg to Noyabrsk via Moscow (Vnukovo) on September 18, 2008.
The legendary football prize traveled to Yamal in business class onboard a UTair Boeing-733 flight accompanied by representatives of the St. Petersburg football club Zenit.
The Super Cup won by Zenit in 2008 will fly onboard UTair flights to cities throughout the Yamalo-Nenets and Khanty-Mansi autonomous districts, where large-scale sporting events are due to take place.

Largely symbolic, the UEFA Super Cup, founded in 1972, is an official competition, which takes place at the start of the European season. It consists of one game between the reigning champions of the Champions League and the UEFA Cup of the previous season. The trophy is a challenge cup. It weighs 12.2 kg, and is 58 cm in height.

UTair aircraft carry out over 1,500 passenger flights per week. More than 200 of its planes and helicopters take off each day, making UTair Russia's biggest airline by these standards. Some 4 million people will be carried onboard the airline's passenger flights and twelve new routes introduced in 2008.

You can visit www.utair.ru to learn more about UTair Aviation.

49. 09/26/08 **UTair Becomes Moscow's Helicopter Taxi Service Operator.**
HeliExpress, a helicopter taxi project jointly operated by UTair Aviation, Russian Helicopter Systems and Eurocopter Vostok, is launched in Moscow.

UTair becomes Moscow's helicopter taxi service operator

26.09.2008

HELIEXPRESS, a helicopter taxi project jointly operated by UTair Aviation, Russian Helicopter Systems, and Eurocopter Vostok, has kicked off. The project's launch was celebrated in Moscow as part of Jet Expo in the presence of the partner companies' executives.

UTair Aviation General Director said at the opening ceremony, "We have confidence in great prospects for helicopter service both in Moscow and Russia at large. The recognized professional skills of UTair's specialists, Eurocopter's superb aircraft, and Russian Helicopter Systems' energy and ambition are all tokens of the project's success."

HELIEXPRESS will be based out of the Vnukovo 3 airport. A route map has been put together for flights between Moscow's airports, as well as service from Vnukovo 3 to cities in the Central Federal District: Nizhny Novgorod, Vladimir, Kaluga, Tver, Ivanovo, and others. Flights are carried out in accordance with requests, which have already been received.

Service will be provided onboard comfortable twin-engine five-passenger EUROCOPTER AS 355N helicopters. They travel at an average cruise speed of 250 km/h, and have a range of 700 km.

UTair and Eurocopter have been cooperating actively since 2006. The airline successfully operates Eurocopter's light helicopters AS 355N, BO-105, and AS 350. A firm agreement between UTair Aviation and Eurocopter was signed in Houston, TX (U.S.) in February 2008 for supplies of 15 new EC175 helicopters, a new model from the world leading helicopter manufacturer.

An agreement between UTair and Russian Helicopter Systems on the implementation of an air taxi project was signed during the Mil Design Bureau Cup international helicopter sports championship in July 2008.

You can visit www.utair.ru to learn more about UTair Aviation.

50. 10/08/08 **UTair Executives Listed Among Most Professional Russian Managers.** The executives of UTair (UTair Aviation, JSC) have been listed among the top 1,000 Russian Managers, a rating prepared by the Russian Managers Association and Kommersant Publishing House.

UTair executives listed among most professional Russian managers

06.10.2008

The executives of UTair (UTair Aviation, JSC) have once again been listed among the TOP 1,000 Russian Managers, a rating prepared by the Russian Managers Association and Kommersant Publishing House. Two of the company's top executives were ranked among the country's best managers by a council of experts.
UTair Aviation General Director Andrei Martirosov was listed among the top-ten managers in the *Transportation* group.
UTair Aviation Technical Director Meiramkhan Bekmukhanbetov was cited in the category of the most professional managers in his business sphere.

The Russian Managers Association's TOP 1,000 Russian Managers rating is an instrument for an unbiased accession of the professional reputation of Russia's leading top managers. The rating names the most professional managers of Russia for the previous business year, as well as the leaders in their business sectors. Therefore, the executives of UTair have once again been named among the country's best specialists.

END